EXECUTION VERSION

ARRANGEMENT AGREEMENT

between

GENCO RESOURCES LTD.

and

SILVERMEX RESOURCES LTD.

September 20, 2010

This Agreement is a contractual document that has been negotiated between the parties and establishes and governs the legal relations among the parties hereto. Its text is not intended to be, and not be interpreted as, a source of factual, business or operational information or other disclosure to securityholders or investors. This Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the documents referenced in the Agreement that the parties delivered in connection with the execution of the Agreement, certain other information provided by the parties to the other parties, or disclosed in public filings with Canadian securities regulatory authorities. Representations and warranties may be used as a tool to allocate risks between the parties to the Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Further, the representations and warranties may be subject to different standards of materiality applicable to the parties, which may differ from what may be considered as material to securityholders or investors. The representations and warranties contained in this Agreement may or may not have been accurate as of any specific date and information concerning the subject matter of the representations andwarranties may change after the date of this Agreement.

The terms of this Agreement may be varied or amended. Except for the parties themselves, under the terms of the Agreement only certain other specifically identified parties are third-party beneficiaries of the Agreement who may enforce it and rely on its terms. Securityholders and investors are not third-party beneficiaries of the Agreement and therefore may not directly enforce or rely upon its terms and conditions. Accordingly, securityholders and investors are cautioned that it would be inappropriate to rely on this Agreement in making an investment decision or otherwise as a source of factual, business or operational information about the parties or their respective affiliates.

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 20th day of September, 2010

BETWEEN:

GENCO RESOURCES LTD., a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as “Genco”)

OF THE FIRST PART

AND:

SILVERMEX RESOURCES LTD., a corporation existing under
the Business Corporations Act (British Columbia)

(hereinafter referred to as “Silvermex”)

OF THE SECOND PART

WITNESSES THAT:

(A) The boards of directors of each of Silvermex and Genco have determined that it would be in the best interests of Silvermex and Genco to combine the businesses carried on by each of them; and

(B) To effect the business combination, Genco proposes to acquire all of the outstanding securities of Silvermex by way of a Plan of Arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia).

(C) Genco has entered into the Genco Support Agreements with the Silvermex Parties pursuant to which, among other things, the Silvermex Parties have agreed, subject to the terms and conditions thereof, to vote the Silvermex Common Shares held by them in favour of the Arrangement.

(D) Silvermex has entered into the Silvermex Support Agreements with the Genco Parties pursuant to which, among other things, the Genco Parties have agreed, subject to the terms and conditions thereof, to vote the Genco Common Shares held by them in favour of the Genco Share Issuance and certain other matters relating to the Arrangement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

PART 1

DEFINITIONS, INTERPRETATION AND SCHEDULES

Definitions

1.1 In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) “1933 Act” means the Securities Act of 1933, as amended, of the United States of America;

(b) “1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America.

(c) “Acquisition Proposal” means, in respect of Genco or Silvermex, any inquiry, public announcement, proposal or offer made by a third party (with whom the parties hereto and each of its officers and directors deals at arm’s length) regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, taken as a whole, in a single transaction or a series of related transactions (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets of Genco or Silvermex taken as a whole), recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Genco or Silvermex or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Genco or Silvermex taken as a whole (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement), or any other similar transaction which would, or could, impede or materially delay the completion of the Arrangement or any of the transactions contemplated hereby;

(d) “Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(e) “Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

(f) “Arrangement Resolution” means the special resolution of the Silvermex Shareholders approving the Arrangement in accordance with Section 289(1)(a) of the BCBCA, substantially in the form and content set out in Schedule B;

(g) “Aurcana Agreement” means the agreement between Silvermex and Aurcana Corporation dated October 9, 2009, as amended November 9, 2009;

(h) “Aurcana Property Shares” means up to 2,500,000 Silvermex Common Shares issuable to Aurcana Corporation pursuant to the Aurcana Agreement as follows:

(i) 1,000,000 Silvermex Common Shares issuable on or before the earlier of October 9, 2011 and the Commencement of Commercial Production (as defined in the Aurcana Agreement);

(ii) up to an additional 500,000 Silvermex Common Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due on or before the earlier of November 30, 2012 and 18 months following the Commencement of Commercial Production;

(iii) up to an additional 500,000 Silvermex Common Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due on or before the earlier of November 30, 2012 and 24 months following the Commencement of Commercial Production; and

(iv) up to an additional 500,000 Silvermex Common Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due on or before the earlier of November 30, 2012 and 30 months following the Commencement of Commercial Production;

(i) “BCBCA” means the Business Corporations Act (British Columbia), including the regulation promulgated thereunder as is in effect on the date hereof;

(j) “Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(k) “Canadian GAAP” means generally accepted accounting principles in Canada and for clarity includes the “international financial reporting standards” at such time as the use of such standards by reporting issuers in Canada is mandated by applicable law;

(l) “Completion Deadline” means January 14, 2011 or such other date as the parties may agree upon in writing;

(m) “Confidentiality Agreement” means the letter agreement dated July 29, 2010 between Genco and Silvermex, as amended;

(n) “Court” means the Supreme Court of British Columbia;

(o) “de facto acquisition or change of control” means the acquisition after the date hereof by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of Genco or Silvermex, as the case may be, to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Genco or Silvermex, as the case may be;

(p) “Effective Date” means the third Business Day after the conditions precedent to completion of the Arrangement as set out in this Agreement have been satisfied or waived, or on such other date as may be agreed to by the parties hereto;

(q) “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or at such other time on the Effective Date as may be agreed to by the parties hereto;

(r) “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(s) “Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(t) “Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(u) “Exchange Ratio” has the meaning ascribed thereto in the Plan of Arrangement;

(v) “Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 291 of the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(w) “Genco” means Genco Resources Ltd., a corporation existing under the BCBCA;

(x) “Genco Board” means the board of directors of Genco;

(y) “Genco Common Shares” means common shares in the capital of Genco;

(z) “Genco Contracts” means those contracts to which Genco or a Genco Material Subsidiary is a party that are described under the heading “Genco Contracts” in the Genco Disclosure Letter;

(aa) “Genco Disclosure Letter” means the letter of even date herewith delivered by Genco to Silvermex in a form accepted by and signed on behalf of Silvermex with respect to certain matters in this Agreement;

(bb) “Genco Material Subsidiaries” means La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V.;

(cc) “Genco Meeting” means the special meeting of the Genco Shareholders, including any adjournments or postponements thereof, to be held, among other things, to consider and, if deemed advisable, to approve the Genco Share Issuance, the Genco Share Split and, if required, changes to the Genco Share Option Plan necessary to accommodate the conversion of Silvermex Options hereunder, and the election of the directors of Genco contemplated hereunder;

(dd) “Genco Name Change” means the change of name of Genco to “Silvermex Resources Inc.” or such other name put forth by Silvermex as may be allowed by the relevant regulatory authorities and approved by the Genco Board;

(ee) “Genco Options” means those options to purchase Genco Common Shares referred to in the Genco Disclosure Letter;

(ff) “Genco Parties” means the James R. Anderson and Wayne R. Moorhouse;

(gg) “Genco Properties” means the properties of Genco set forth in the Genco Disclosure Letter, including, without limitation, all land occupation rights;

(hh) “Genco Proxy Circular” means the management information circular to be prepared by Genco with the assistance of Silvermex in respect of the Genco Meeting and to be mailed to Genco Shareholders as part of the Joint Circular (if the parties agree that the Genco Proxy Circular and the Silvermex Proxy Circular shall be so combined);

(ii) “Genco Share Issuance” means the issuance of the Genco Common Shares to be issued pursuant to the Arrangement (including the Genco Common Shares issuable upon the exercise of the Silvermex Options and the Silvermex Warrants and issuable in substitution of the Arcana Property Shares and the San Marical Property Shares);

(jj) “Genco Share Split” means the proposed subdivision of all of the issued and outstanding Genco Common Shares on the basis of which each Pre-Split Genco Share will be exchanged for 1.1 Post-Split Genco Shares;

(kk) “Genco Shareholders” means, at any time, the holders of Genco Common Shares;

(ll) “Genco Share Option Plan” means the amended share option plan of Genco approved by the Genco Shareholders on June 26, 2008;

(mm) “Genco Support Agreements” means the support agreements dated as of the date hereof and made between Genco and each of the Silvermex Parties;

(nn) “Genco Triggering Event” shall have the meaning ascribed hereto in §6.6;

(oo) “Genco Warrants” means those warrants to purchase Genco Common Shares referred to in the Genco Disclosure Letter;

(pp) “Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(qq) “Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(rr) “Interim Order” means the interim order of the Court pursuant to subsection 291 of the BCBCA, as such order may be amended, made in connection with the Silvermex Meeting and the Arrangement;

(ss) “Joint Circular” means the combined Genco Proxy Circular and Silvermex Proxy Circular;

(tt) “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(uu) “Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(vv) “Material Adverse Change or Effect” means, in respect of Genco or Silvermex, any change, effect, event, development, occurrence, action or any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations, prospects or results of operations of that party and its subsidiaries, taken as a whole; provided, however, that any change, effect, event, development or occurrence that arises out of, relates to, or results from or is attributed to any of the following (either alone or in combination) shall not constitute and shall not be taken into account in determining whether there has been or would reasonable be expected to be, a Material Adverse Change or Effect:

(i) any change, effect, event, development or occurrence relating to or resulting from general economic, financial or political conditions or the global economy or securities, commodities, currency or credit markets in general;

(ii) any change, effect, event, development or occurrence affecting the mining industry in general and which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(iii) any change, effect, event, development or occurrence relating to or resulting from any natural disaster, any act of terrorism or outbreak or escalation of hostilities or armed conflict, any labour disruption, social unrest or political uprising, or any related blockade or other interruption of business operations and which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(iv) any change, effect, event, development or occurrence resulting from changes in the price of gold, silver or base metals;

(v) any change, effect, event, development or occurrence relating to the rate at which Canadian dollars can be exchanged for United States dollars or Mexican pesos or vice versa;

(vi) any change or prospective change in applicable Laws which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(vii) any change, effect, event, development or occurrence relating to or resulting from any matter which was publicly disclosed prior to the date of this Agreement;

(viii) any change, effect, event, development or occurrence following and reasonably attributable to the announcement or pendancy of the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement; or

(ix) any decline or decrease in the market price or volume of trading of shares of Genco or Silvermex, in and of itself (it being understood that the foregoing shall not prevent a party from asserting that one or more changes, effects, events, developments, occurrences, actions or state of facts which, individually or in the aggregate, has caused, resulted in or contributed to such decline or decrease that is not otherwise referred to in clauses (i) to (viii) hereof independently constitutes a Material Adverse Change or Effect).

(ww) “Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with §6.1 of the Plan of Arrangement or §7.1 hereof;

(xx) “Pre-Split Genco Shares” means the Genco Common Shares prior to the Genco Share Split;

(yy) “Post-Split Genco Shares” means the Genco Common Shares after giving effect to the Genco Share Split;

(zz) “Registrar” means the Registrar of Companies appointed under section 400 of the BCBCA;

(aaa) “Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(bbb) “Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(ccc) “Resulting Issuer” means Genco upon completion of the Arrangement;

(ddd) “San Marcial Option Agreement” means the option agreement between Silvermex and Silver Standard Resources Inc. dated March 23, 2009, as amended August 4, 2010;

(eee) “San Marcial Property Shares” means the Silvermex Common Shares issuable pursuant to the San Marcial Option Agreement as follows:

(i) 1,000,000 Silvermex Common Shares issuable at the election of Silvermex on or before February 1, 2011; and

(ii) up to an additional $6,000,000 of Silvermex Common Shares issuable at the election of Silver Standard Resources Inc. in lieu of cash payments due on or before February 1, 2012 where the number of Silvermex Common Shares issuable is to be determined based on the volume weighted average price of the Silvermex Common Shares for the ten days previous to the date of issuance;

(fff) “Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the Securities and Exchange Commission of the United States of America, collectively;

(ggg) “SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com;

(hhh) “Silvermex” means Silvermex Resources Ltd., a corporation existing under the BCBCA;

(iii) “Silvermex Board” means the board of directors of Silvermex;

(jjj) “Silvermex Common Shares” means common shares in the capital of Silvermex;

(kkk) “Silvermex Contracts” means those contracts to which Silvermex or a Silvermex Material Subsidiary is a party that are described under the heading “Silvermex Contracts” in the Silvermex Disclosure Letter;

(lll) “Silvermex Disclosure Letter” means the letter of even date herewith delivered by Silvermex to Genco in a form accepted by and signed on behalf of Genco with respect to certain matters in this Agreement;

(mmm)“Silvermex Material Subsidiaries” means Minera La Rastra, S.A. de C.V. and Minera Terra Plata, S.A. de C.V.;

(nnn) “Silvermex Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of the Silvermex Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(ooo) “Silvermex Options” means those options to purchase Silvermex Common Shares referred to in the Silvermex Disclosure Letter;

(ppp) “Silvermex Parties” means the Arthur Brown, Duane Nelson and Michael Callahan;

(qqq) “Silvermex Properties” means the properties of Silvermex set forth in the Silvermex Disclosure Letter, including, without limitation, all land occupation rights;

(rrr) “Silvermex Proxy Circular” means the management information circular to be prepared by Silvermex with the assistance of Genco in respect of the Silvermex Meeting and to be mailed to Silvermex Shareholders as part of the Joint Circular (if the parties agree that the Genco Proxy Circular and the Silvermex Proxy Circular shall be so combined);

(sss) “Silvermex Shareholders” means, at any time, the holders of Silvermex Common Shares;

(ttt) “Silvermex Share Option Plan” means the amended share option plan of Silvermex approved by Silvermex Shareholders on November 4, 2009;

(uuu) “Silvermex Support Agreements” means the support agreements dated as of the date hereof and made between Silvermex and each of the Genco Parties;

(vvv) “Silvermex Triggering Event” shall have the meaning ascribed thereto in §6.3;

(www) “Silvermex Warrants” means those warrants to purchase Silvermex Common Shares referred to in the Silvermex Disclosure Letter;

(xxx) “subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(yyy) “Superior Proposal” means any bona fide written Acquisition Proposal made to Genco or Silvermex (for purposes of this definition, the “Target”) to acquire all or substantially all of the assets of the Target (on a consolidated basis) or, directly or indirectly, 100% of the common shares of the Target, if such Acquisition Proposal is not subject to a due diligence condition nor conditional on obtaining financing and the directors of the Target have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to the other party hereto) from, as appropriate, the financial, legal and other advisors to the Target to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to shareholders of the Target from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of the Target have determined that it would not be in the best interests of the Target to complete the Arrangement (including any adjustment to such terms proposed by Genco as contemplated by §6.2 or by Silvermex as contemplated by §6.5, as applicable); and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal;

(zzz) “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(aaaa) “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(bbbb) “Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(cccc) “TSX” means The Toronto Stock Exchange; and

(dddd) “TSXV” means the TSX Venture Exchange.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless otherwise defined herein or the context otherwise requires.

Interpretation Not Affected by Headings

1.2 The division of this Agreement into parts, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular part, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. The word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope.

Number, Gender and Persons

1.3 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Date for any Action

1.4 If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Statutory References

1.5 Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Currency

1.6 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Invalidity of Provisions

1.7 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Accounting Matters

1.8 Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Knowledge

1.9 Where the phrase “to the knowledge of” or a similar phrase is used in respect of a party hereto or its subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon actual knowledge of each of the directors and officers of the respective party after reasonable inquiry.

Meaning of Certain Phrase

1.10 In this Agreement the phrases:

(a) “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration, development and production of precious and base metals; and

(b) “rounded to the nearest whole number” shall mean any fraction of 0.5 or greater will be rounded up to a whole number and any fraction of less than 0.5 will be rounded down to a whole number;

Schedules

1.11 The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Form of Arrangement Resolution

PART 2

THE ARRANGEMENT

Arrangement

2.1 Genco and Silvermex agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Interim Order

2.2 Silvermex will, as soon as reasonably practicable following the execution of this Agreement, file, proceed with and diligently prosecute an application to the Court pursuant to Section 291 of the BCBCA for the Interim Order which shall request that the Interim Order provide, among other things:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Silvermex Meeting and for the manner in which such notice is to be provided;

(ii) that the requisite approval for the Arrangement Resolution will be:

(A) 66*% of the votes cast on the Arrangement Resolution by Silvermex Shareholders present in person or by proxy at the Silvermex Meeting; and

(B) if required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), minority approval in accordance with MI 61-101;

(together, the “Silvermex Shareholder Approval”);

(iii) that in all other respects, the terms, conditions and restrictions of the Silvermex constating documents, including quorum requirements and other matters, will apply in respect of the Silvermex Meeting;

(iv) for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(v) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi) that the Silvermex Meeting may be adjourned or postponed from time to time by management of Silvermex, subject to the terms of this Agreement, without the need for additional approval of the Court; and

(vii) that the record date for Silvermex Shareholders entitled to notice of and to vote at the Silvermex Meeting will not change in respect of any adjournment(s) of the Silvermex Meeting.

(b) Silvermex will advise the Court of Genco’s intention to rely upon an exemption under Section 3(a)(10) of the 1933 Act from the registration requirements of the 1933 Act to issue Genco Common Shares to the Silvermex Shareholders pursuant to the Arrangement.

Final Order

2.3 Subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, Silvermex will, as soon as reasonably practicable thereafter, take all steps necessary to submit the Arrangement to the Court and apply for the Final Order in form and substance satisfactory to Genco, acting reasonably.

2.4 If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in Part 5 (as confirmed by each party hereto to the other in writing), Silvermex will, as soon as reasonably practicable thereafter, make any additional filings required under Sections 292 and 294 of the BCBCA.

2.5 The notices of motion and related materials for the applications in respect of the Interim Order and the Final Order shall be in a form satisfactory to Silvermex and Genco, each acting reasonably.

Plan of Arrangement

2.6 On the Effective Date, the Plan of Arrangement will become effective, with the result that, among other things, the following will occur and will be deemed to occur on the Effective Date without any further authorization, act or formality by Genco, Silvermex or any other person:

(a) each outstanding Silvermex Common Share, other than Silvermex Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of its Silvermex Common Shares, will be and will be deemed exchanged by the holder thereof for 0.90909 Pre-Split Genco Shares, if the Genco Share Split has not occurred, or one Post-Split Genco Share if the Genco Share Split has occurred (the “Exchange Ratio”); and

(b) each outstanding Silvermex Option (which will be governed by the terms of the Genco Share Option Plan) will be deemed exercisable for Genco Common Shares, such that: (i) on exercise of each Silvermex Option, the holder will be entitled to acquire, and will accept in lieu of the number of Silvermex Common Shares to which such holder was entitled immediately before the Effective Date, the number of Genco Common Shares equal to the product of (A) the number of Silvermex Common Shares subject to the Silvermex Option immediately before the Effective Date multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Genco Common Share, then the number of Genco Common Shares otherwise issued on exercise of the Silvermex Option will be rounded to the nearest whole number of Genco Common Shares; and (ii) each such Silvermex Option will have an exercise price per Genco Common Share, denominated in the same currency as applicable to the Silvermex Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (C) the exercise price per Silvermex Common Share subject to such Silvermex Option immediately before the Effective Date divided by (D) the Exchange Ratio.

Silvermex Meeting

2.7

(a) Silvermex will, as soon as practicable, but in any event not later than October 5, 2010, prepare, with the assistance of Genco, the Silvermex Proxy Circular which will, among other things, reflect the Silvermex Board Approval and will include the Silvermex Board’s recommendation that the Silvermex Shareholders vote in favour of the Arrangement Resolution and, subject to the issuance of the Interim Order and receipt of approval by the TSXV of the Silvermex Proxy Circular, Silvermex will convene the Silvermex Meeting and cause the Silvermex Proxy Circular to be distributed to the Silvermex Shareholders and other appropriate persons in accordance with applicable Laws, the Interim Order and the Articles of Silvermex.

(b) In a timely and expeditious manner, Genco shall provide to Silvermex all information as may be reasonably requested by Silvermex or as required by the Interim Order or applicable Laws with respect to Genco and its business and properties for inclusion in the Silvermex Proxy Circular or in any amendment or supplement to the Silvermex Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Genco required to be disclosed in the Silvermex Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Genco shall fully cooperate with Silvermex in the preparation of the Joint Circular, if applicable, and shall provide such assistance as Silvermex may reasonably request in connection therewith.

(c) Silvermex will hold the Silvermex Meeting on or before November 9, 2010 or such other date agreed to by the parties and will conduct the Silvermex Meeting in accordance with the BCBCA, the by-laws of Silvermex and as otherwise required by applicable Laws.

(d) Silvermex will provide notice to Genco of the Silvermex Meeting and allow representatives of Genco to attend the Silvermex Meeting.

(e) Except as permitted under this Agreement, Silvermex will not adjourn, postpone or cancel the Silvermex Meeting (or propose to do so), except (i) if a quorum is not present at the Silvermex Meeting; (ii) if required by applicable Laws; (iii) if required by the Silvermex Shareholders; or (iv) if otherwise agreed with Genco.

(f) Subject to the terms of this Agreement, Silvermex will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Genco, using the services of a nationally recognized proxy solicitor in connection therewith.

(g) Silvermex will provide Genco with information on the proxies received and the securityholder votes on the Arrangement Resolution on a daily basis commencing at least ten (10) Business Days before the date of the Silvermex Meeting.

(h) Silvermex will promptly advise Genco of, and provide Genco with, any written notice of dissent or purported exercise by any Silvermex Shareholder of Dissent Rights and written communications with such Silvermex Shareholder, and will not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Genco, which consent shall not be unreasonably withheld or delayed.

(i) In a timely and expeditious manner, Silvermex will prepare, (in consultation with Genco), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Silvermex Proxy Circular (which amendments or supplements will be in a form satisfactory to Genco, acting reasonably) with respect to the Silvermex Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(j) In a timely and expeditious manner, Genco shall provide Silvermex with information as requested by Silvermex in order to prepare any amendments or supplements to the Silvermex Proxy Circular or the Joint Circular (which amendments or supplements shall be in a form satisfactory to Genco, acting reasonably), as the case may be, with respect to the Silvermex Meeting in accordance with the Interim Order of the Court.

Genco Meeting

2.8

(a) Genco will, as soon as practicable, but in any event not later than October 5, 2010, prepare, with the assistance of Silvermex, the Genco Proxy Circular which will, among other things, reflect the Genco Board Approval and will include the Genco Board’s recommendation that the Genco Shareholders vote in favour of the Genco Share Issuance, the Genco Share Split and, if required, changes to the Genco Share Option Plan necessary to accommodate the conversion of Silvermex Options hereunder, and the election of the directors of Genco contemplated hereunder, and, subject to the receipt of approval by the TSX of the Genco Proxy Circular, Genco will convene the Genco Meeting and cause the Genco Proxy Circular to be distributed to the Genco Shareholders and other appropriate persons in accordance with applicable Laws and the Articles of Genco.

(b) In a timely and expeditious manner, Silvermex shall provide to Genco all information as may be reasonably requested by Genco or applicable Laws with respect to Silvermex and its businesses and properties for inclusion in the Genco Proxy Circular or in any amendment or supplement to the Genco Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Silvermex required to be disclosed in the Genco Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Silvermex shall fully cooperate with Genco in the preparation of the Joint Circular, if applicable, and shall provide such assistance as Genco may reasonably request in connection therewith.

(c) Genco will hold the Genco Meeting on or before November 9, 2010 or such other date agreed to by the parties and will conduct the Genco Meeting in accordance with the BCBCA, the by-laws of Genco and as otherwise required by applicable Laws and TSX rules. Genco and Silvermex agree to use their commercially reasonable efforts to schedule the Genco Meeting and the Silvermex Meeting on the same day.

(d) Genco will provide notice to Silvermex of the Genco Meeting and will allow representatives of Silvermex to attend the Genco Meeting.

(e) Except as permitted under this Agreement, Genco will not adjourn, postpone or cancel the Genco Meeting (or propose to do so), except (i) if a quorum is not present at the Genco Meeting; (ii) if required by applicable Laws; (iii) if required by the Genco Shareholders; or (iv) if otherwise agreed with Silvermex.

(f) Subject to the terms of this Agreement, Genco will use its commercially reasonable efforts to solicit proxies in favour of the matters for approval at the Genco Meeting, including, if so requested by Silvermex, using the services of a nationally recognized proxy solicitor in connection therewith.

(g) Genco will provide Silvermex with information on the proxies received and the securityholder votes in respect of the matters for approval at the Genco Meeting on a daily basis commencing at least ten (10) Business Days before the date of the Genco Meeting to the extent that such information is available to Genco.

(h) In a timely and expeditious manner, Genco will prepare, (in consultation with Silvermex), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Genco Proxy Circular (which amendments or supplements will be in a form satisfactory to Silvermex, acting reasonably) with respect to the Genco Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(i) In a timely and expeditious manner, Silvermex shall provide Genco with information as requested by Genco in order to prepare any amendments or supplements to the Genco Proxy Circular or the Joint Circular (which amendments or supplements shall be in a form satisfactory to Silvermex, acting reasonably), as the case may be, with respect to the Genco Meeting.

Effective Date

2.9 The Arrangement shall become effective at the Effective Time and at such time Silvermex shall become a wholly owned subsidiary of Genco on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Board of Directors; Officers; Name Change

2.10 On the Effective Date:

(a) the directors of Genco other than James Anderson shall resign and the Genco Board shall be reconstituted such that it will consist of the following six directors:

Arthur Brown
James Anderson
Duane Nelson
Michael H. Callahan
Joseph J. Ovsenek
Kenneth C. McNaughton

(b) the senior officers of Genco shall consist of the following:

President	Michael H. Callahan
CEO	Duane Nelson
CFO & Corporate Secretary	Hallein Darby
Vice-President – Exploration	Robert J. Fraser; and

(c) the Genco Name Change shall be effected.

Consultation

2.11 No press release or other public disclosure with respect to the existence or details of this Agreement or the transactions contemplated hereby shall be made by either party hereto without the prior written consent of the other party hereto except to the extent required by applicable Law or applicable stock exchange rules or policies. The initial press release concerning the Arrangement shall be a joint press release and thereafter each of Genco and Silvermex will consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Genco and Silvermex shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof. Notwithstanding the foregoing, neither party shall have any obligation to obtain the consent of the other party prior to any press release, public statement, disclosure or filing with respect to an Acquisition Proposal provided that such party is not otherwise in breach of its obligations hereunder in respect of such Acquisition Proposal.

Post Arrangement Filings

2.12 Subject to the rights of termination contained in Part 7 hereof, upon the Silvermex Shareholders approving the Arrangement in accordance with the Interim Order, the Genco Shareholders approving the matters for approval at the Genco Meeting, Silvermex obtaining the Final Order and the other conditions contained in Part 5 hereof being complied with or waived, Silvermex shall file the Final Order with the Registrar together with such other documents as may be required in order to effect the Arrangement.

Closing

2.13 The closing of the Arrangement will take place at the offices of Lang Michener LLP, counsel to Silvermex at 10:00 a.m. (Vancouver time) on the Effective Date.

U.S. Tax Matters

2.14 For United States Federal income tax purposes, the parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization and to treat the transactions contemplated thereunder as a reorganization in accordance with the provisions of Section 368(a)(1) of the U.S. Tax Code. Except as provided in this Agreement, none of the parties will take any action that would cause the reorganization not to qualify as reorganization in accordance with Section 368(a)(1) of the U.S. Tax Code.

PART 3

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Silvermex

3.1 Each of the representations and warranties of Silvermex set forth in this §3.1 is qualified and made subject to the disclosures made in the Silvermex Disclosure Letter. Silvermex hereby represents and warrants to Genco and hereby acknowledges that Genco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a) Organization. Silvermex and each of the Silvermex Material Subsidiaries has been incorporated or continued, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted under applicable law. Silvermex and each of the Silvermex Material Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, except where the lack of such registration, licensing or qualification would not have a Material Adverse Change or Effect on Silvermex. All of the outstanding shares of the Silvermex Material Subsidiaries are validly issued, fully paid and non-assessable. Except as disclosed in the Silvermex Disclosure Letter, all of the outstanding shares of the Silvermex Material Subsidiaries are owned directly or indirectly by Silvermex. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Silvermex Material Subsidiary or as disclosed in the Silvermex Disclosure Letter, the outstanding shares of each Silvermex Material Subsidiary owned by Silvermex or a Silvermex Material Subsidiary are owned free and clear of all Encumbrances and neither Silvermex nor any of the Silvermex Material Subsidiaries is liable to any Silvermex Material Subsidiary or to any creditor in respect of such shares. Except as disclosed in the Silvermex Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Silvermex Material Subsidiaries from either Silvermex or any of the Silvermex Material Subsidiaries.

(b) Capitalization. Silvermex is authorized to issue an unlimited number of Silvermex Common Shares and an unlimited number of preferred shares without par value. As at September 17, 2010, there were 88,465,406 Silvermex Common Shares issued and outstanding. Except for obligations in respect of the Aurcana Property Shares, the San Marcial Property Shares, the Silvermex Options and the Silvermex Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Silvermex or any of the Silvermex Material Subsidiaries to issue or sell any shares of Silvermex or any of the Silvermex Material Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Silvermex or any of the Silvermex Material Subsidiaries. All outstanding Silvermex Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Silvermex or any of the Silvermex Material Subsidiaries having the right to vote with the Silvermex Shareholders on any matter. There are no outstanding contractual obligations of Silvermex or of any of the Silvermex Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Silvermex Common Shares or with respect to the voting or disposition of any outstanding Silvermex Common Shares.

(c) Authority. Silvermex has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Silvermex as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Silvermex and the completion by Silvermex of the transactions contemplated by this Agreement have been authorized by the Silvermex Board and, subject to the approval by the Silvermex Shareholders in the manner contemplated herein, no other corporate proceedings on the part of Silvermex are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the Silvermex Board of the Silvermex Proxy Circular. This Agreement has been executed and delivered by Silvermex and constitutes a legal, valid and binding obligation of Silvermex, enforceable against Silvermex in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Silvermex Disclosure Letter, the execution and delivery by Silvermex of this Agreement and the performance by Silvermex of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the notice of articles or the articles of Silvermex,

(B) any applicable Law, or

(C) any contract, agreement, licence or permit to which Silvermex is bound or is subject to or of which Silvermex is the beneficiary;

which would, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Silvermex to come due before its stated maturity or cause any of its available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of Silvermex or restrict, hinder, impair or limit the ability of Silvermex to conduct the business of Silvermex as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex; or

(iv) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Silvermex or increase in any benefits otherwise payable under any pension or benefits plan of Silvermex or result in the acceleration of the time of payment or vesting of any such benefits.

(d) Required Consents. Other than as disclosed in the Silvermex Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Silvermex in connection with the execution and delivery of this Agreement or the consummation by Silvermex of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges, and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex.

(e) Directors’ Approvals. The Silvermex Board has received an opinion from GMP Securities L.P., the financial advisors to the Silvermex Board, that the Arrangement and related transactions, as a whole, are fair, from a financial point of view, to the Silvermex Shareholders and the Silvermex Board has unanimously:

(i) determined that the Arrangement is fair to the Silvermex Shareholders and the Arrangement is in the best interests of Silvermex;

(ii) approved the Arrangement and the other transactions contemplated herein and authorized the entering into of this Agreement, and the performance of its provisions, by Silvermex; and

(iii) recommended that the Silvermex Shareholders vote in favour of the Arrangement.

(f) Silvermex Subsidiaries. The only material subsidiaries of Silvermex are the Silvermex Material Subsidiaries and Silvermex does not own a direct or indirect interest in any other corporation or entity other than as disclosed in the Silvermex Disclosure Letter.

(g) Silvermex Contracts.

(i) Other than the Silvermex Contracts, there are no material commitments, contracts, instruments, leases and other agreements, oral or written, entered into by Silvermex or any of the Silvermex Material Subsidiaries or by which it or any of them are bound. The Silvermex Contracts are valid and subsisting, in full force and effect unamended and, other than as disclosed in the Silvermex Disclosure Letter, there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Silvermex nor any of the Silvermex Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex.

(ii) The Silvermex Contracts include any contract which is in effect on the date of this Agreement which provides for any rights to indemnification in favour of any present or former directors or officers of Silvermex or of any of the Silvermex Material Subsidiaries or any present or former directors or officers of Silvermex or any of the Silvermex Material Subsidiaries serving or who have served at the request of Silvermex or any Silvermex Material Subsidiary as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise (including provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements).

(h) Absence of Changes. Since April 30, 2010, except as disclosed by Silvermex on SEDAR as of the date hereof or in the Silvermex Disclosure Letter:

(i) Silvermex and each of the Silvermex Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) Silvermex has not incurred or suffered a Material Adverse Change or Event;

(iii) there has not been any acquisition or sale by Silvermex or any of the Silvermex Material Subsidiaries of any material property or assets;

(iv) other than in the ordinary and regular course of business consistent with past practice, except as disclosed in the Silvermex Disclosure Letter, there has not been any incurrence, assumption or guarantee by Silvermex or any of the Silvermex Material Subsidiaries of any debt for borrowed money, any creation or assumption by Silvermex or any of the Silvermex Material Subsidiaries of any Encumbrance, any making by Silvermex or any of the Silvermex Material Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other Silvermex Material Subsidiaries);

(v) there has not been any entering into, amendment of, relinquishment, termination or non-renewal by Silvermex or any of the Silvermex Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex;

(vi) Silvermex has not declared or paid any dividends or made any other distribution on any of the Silvermex Common Shares;

(vii) Silvermex has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Silvermex Common Shares;

(viii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Silvermex or any of the Silvermex Material Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Silvermex Options pursuant to the Silvermex Share Option Plan) made to, for or with any of such directors or officers;

(ix) Silvermex has not effected any material change in its accounting methods, principles or practices; and

(x) Silvermex has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i) Employment Agreements. Other than as disclosed in the Silvermex Disclosure Letter:

(i) neither Silvermex nor any of the Silvermex Material Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Silvermex or any of the Silvermex Material Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals’ monthly salary;

(ii) neither Silvermex nor any of the Silvermex Material Subsidiaries has any employee or consultant whose employment or contract with Silvermex or the Silvermex Material Subsidiary, respectively, cannot be terminated without payment upon a maximum of six months’ notice; and

(iii) neither Silvermex nor any of the Silvermex Material Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Silvermex, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Silvermex, pending or threatened strike or lockout.

(j) Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of Silvermex for the financial years ended April 30, 2009 and April 30, 2010 were prepared in accordance with Canadian GAAP consistently applied, and except as disclosed in the Silvermex Disclosure Letter, fairly present in all material respects the consolidated financial condition of Silvermex at the respective dates indicated and the results of operations of Silvermex for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Silvermex on a consolidated basis in accordance with Canadian GAAP. Except as set forth in the Silvermex Disclosure Letter, as of the date hereof, neither Silvermex nor any of the Silvermex Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Silvermex for the financial year ended April 30, 2010, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Silvermex’s mineral projects) since April 30, 2010 or which liabilities or obligations do not in the aggregate exceed $100,000. There are reasonable grounds for believing that (i) Silvermex is, and the Resulting Issuer will be, able to pay its liabilities as they become due, and (ii) the realizable value of the assets of the Resulting Issuer to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(k) Books and Records. The corporate records and minute books of Silvermex and the Silvermex Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Silvermex and the Silvermex Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Silvermex and the Silvermex Material Subsidiaries, and accurately and fairly reflect the basis for the consolidated financial statements of Silvermex. Silvermex has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management Silvermex and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(l) Litigation. Other than as disclosed in the Silvermex Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Silvermex, threatened against or relating to Silvermex or any of the Silvermex Material Subsidiaries or affecting any of their respective properties or assets at Law or equity or before any Governmental Entity , including without limitation any claim, action, proceeding or investigation pending or in progress or, the knowledge of Silvermex, threatened by or on behalf of any member of the agrarian communitites with respect to any lands included in the area of the Silvermex Properties which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Change or Effect on Silvermex. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Silvermex, threatened against or relating to Silvermex or any of the Silvermex Material Subsidiaries before any Governmental Entity. Neither Silvermex nor any of the Silvermex Material Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Silvermex or the Silvermex Material Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(m) Title to Properties and Condition of Assets. Except as disclosed in the Silvermex Disclosure Letter, Silvermex and the Silvermex Material Subsidiaries, collectively, are the holders of record of the Silvermex Properties, and except as set forth in the Silvermex Disclosure Letter, applying customary standards in the mining industry, Silvermex and the Silvermex Material Subsidiaries, collectively, are the owners of a 100% undivided beneficial interest in and to the Silvermex Properties, free and clear of any title defect or Encumbrance, the Silvermex Properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being disclosed in the Silvermex Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Change or Effect on Silvermex. Furthermore, all real and tangible personal property of each of Silvermex and the Silvermex Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(n) National Agrarian Registry. Silvermex and the Silvermex Material Subsidiaries have executed, with the approval of the assembly of the agrarian communities involved, and registered at the National Agrarian Registry of Mexico or land titles office, as the case may be, agreements with private owners or agrarian communities entitling the Silvermex Material Subsidiaries to occupy and access the current areas of operations within the Genco Properties and confirms that the Silvermex Material Subsidiaries have access to such lands to enable them to explore for minerals and develop a mining project thereon.

(o) Silvermex Properties. With respect to the Silvermex Properties:

(i) the Silvermex Properties are accurately described in the Silvermex Disclosure Letter, there are no mineral claims or other rights comprising any of such properties or any portion thereof which are not set out in the Silvermex Disclosure Letter and each of the permits set out in the Silvermex Disclosure Letter are in full force and effect;

(ii) except as set forth in the Silvermex Disclosure Letter, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to any of the Silvermex Properties;

(iii) except as set forth in the Silvermex Disclosure Letter, none of the Silvermex Properties nor any minerals or product derived from the Silvermex Properties are subject to or bound by any royalty, royalty interest or similar payment or interest, whether registered or unregistered, and neither Silvermex nor any of the Silvermex Material Subsidiaries has granted any royalty, royalty interest or similar payment or interest in or affecting any of the Silvermex Properties;

(iv) neither Silvermex nor any of the Silvermex Subsidiaries has received notice of any breach of any applicable Law in respect of its conduct on or under any of the Silvermex Properties which could have a Material Adverse Change or Effect on Silvermex; and

(v) Silvermex and the Silvermex Material Subsidiaries collectively own, possess or have obtained, and are in compliance with, all necessary licenses, easements, permits, certificates, mining conventions, consents, orders, grants and other qualifications and authorizations necessary to conduct Silvermex’s business on the Silvermex Properties, including, but not limited to, for the exploration, development and construction of the Silvermex Properties and the operation of the Silvermex Properties, including the import of materials and export of finished products, except where such failure to own, possess or have obtained a license, permit certificate, mining convention, consent, order grant or other qualification or authorization or such non-compliance, either individually or in the aggregate, does not, and will not, have a Material Adverse Change or Effect on Silvermex.

(p) Properties in Good Standing. The Silvermex Properties are in good standing in all material respects including with respect to the performance of all material obligations required under applicable Laws (including the payment of all maintenance costs, the performance of all minimum assessment work and the filing of reports with respect to minimum assessment work) or any agreements to which they are subject and the condition of such Silvermex Properties is and the work carried out thereon has been in material compliance with all applicable Laws and all orders of all Governmental Entities having jurisdiction in respect thereof.

(q) Insurance. Silvermex maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(r) Operational Matters. Except as would not, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex:

(i) all rentals, payments and obligations (including the applicable mining patents and, if applicable, maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Silvermex and the Silvermex Material Subsidiaries have been properly and timely paid;

(ii) the ore bodies and minerals located in the Silvermex Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Silvermex or the Silvermex Material Subsidiaries to explore and to exploit in each case the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which Silvermex or any of the Silvermex Material Subsidiaries has any interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting, Silvermex and the Silvermex Material Subsidiaries collectively hold all necessary surface rights, access rights and other necessary rights and interests relating to the Silvermex Properties granting the right and ability to explore for and to exploit in each case minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Silvermex of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing; and

(iii) all exploration and development activities undertaken by Silvermex and the Silvermex Material Subsidiaries have been undertaken in accordance with exploration and development practices consistent with industry standards and in compliance with all applicable Laws.

(s) Environmental. Other than as disclosed in the Silvermex Disclosure Letter:

(i) each of Silvermex and the Silvermex Material Subsidiaries has operated in material compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Change or Effect on Silvermex;

(ii) the Silvermex Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Silvermex. None of Silvermex, the Silvermex Material Subsidiaries or any other person in control of any Silvermex Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Silvermex Property, except in material compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Silvermex. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Silvermex Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Silvermex. To the knowledge of Silvermex, there are no Hazardous Substances at, in, on, under or migrating from Silvermex Properties, except in compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Silvermex;

(iii) to the knowledge of Silvermex, none of Silvermex, the Silvermex Material Subsidiaries or any other person for whose actions Silvermex or a Silvermex Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Silvermex Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Change or Effect on Silvermex; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Silvermex Properties or the assets of any of Silvermex or the Silvermex Material Subsidiaries;

(iv) to the knowledge of Silvermex, none of Silvermex, the Silvermex Material Subsidiaries or any other person for whose actions Silvermex or a Silvermex Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Silvermex, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Silvermex or any of the Silvermex Material Subsidiaries. No site or facility now or, to the knowledge of Silvermex, previously owned, operated or leased by Silvermex or any of the Silvermex Material Subsidiaries is listed or, to the knowledge of Silvermex, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v) none of the Silvermex Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws;

(vi) none of Silvermex or the Silvermex Material Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the Silvermex Properties which is pending as of the date hereof, except to the extent same would not have a Material Adverse Change or Effect on Silvermex; and

(vii) Silvermex has made available to Genco a copy of all environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies related to any of the Silvermex Properties which are in the possession of Silvermex or any of the Silvermex Material Subsidiaries.

(t) Tax Matters. Silvermex and the Silvermex Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Change or Effect on Silvermex. Silvermex has provided adequate accruals in accordance with Canadian GAAP in its most recently published annual consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Silvermex, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Silvermex or any of the Silvermex Material Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(u) Intellectual Property. Neither Silvermex nor the Silvermex Material Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Silvermex and the Silvermex Material Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Silvermex.

(v) Pension and Employee Benefits.

(i) Silvermex and the Silvermex Material Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Silvermex and the Silvermex Material Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Silvermex or the Silvermex Material Subsidiaries, as the case may be (collectively referred to in this subsection as the “Silvermex Plans”) and all Silvermex Plans maintained by or binding upon Silvermex or any of the Silvermex Material Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Silvermex or any of the Silvermex Material Subsidiaries from any such regulatory authority.

(ii) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Silvermex Plan maintained by or binding upon Silvermex or any of the Silvermex Material Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(w) Reporting Status. Silvermex is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. The Silvermex Common Shares are listed on the TSXV.

(x) Reports. Since May 1, 2009, except as disclosed in the Silvermex Disclosure Letter, Silvermex has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Silvermex Documents”). Except as disclosed in the Silvermex Disclosure Letter, the Silvermex Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Silvermex, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Change or Effect on Silvermex. Silvermex has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. To the knowledge of Silvermex, none of the filings comprising the Silvermex Documents is the subject of ongoing review, comment or investigation by any Securities Authority or stock exchange.

(y) Compliance with Laws. Silvermex and the Silvermex Material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Change or Effect on Silvermex.

(z) No Cease Trade. Silvermex is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Silvermex, no investigation or other proceedings involving Silvermex which may operate to prevent or restrict trading of any securities of Silvermex are currently in progress or pending before any applicable stock exchange or Securities Authority.

(aa) No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Silvermex or the Silvermex Material Subsidiaries of any of the material assets of Silvermex or any of the Silvermex Material Subsidiaries or the Silvermex Properties or any portion thereof or any right, title or interest therein, other than as described or contemplated herein or set forth in the Silvermex Disclosure Letter. Subject to the rights of any Governmental Entity having jurisdiction and except as set forth in the Silvermex Disclosure Letter, no person has any proprietary or possessory interest in the Silvermex Properties, and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from the Silvermex Properties.

(bb) Certain Contracts. Neither Silvermex nor any of the Silvermex Material Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Silvermex or the Silvermex Material Subsidiaries are conducted, (ii) limit any business practice of Silvermex or any Silvermex Material Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Silvermex or any Silvermex Material Subsidiary in any material respect.

(cc) Place of Principal Offices. The principal offices of Silvermex are not located within the United States.

(dd) Location of Assets and U.S. Sales. Except as disclosed in the Silvermex Disclosure Letter, all of the assets and property of Silvermex, taken as a whole, are located outside the United States and did not generate sales in or into the United States during Silvermex’s most recent financial year.

(ee) Foreign Private Issuer. As of the date hereof, Silvermex is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ff) Full Disclosure. Silvermex has made available to Genco all material information, including financial, operational and other information, in respect of Silvermex and the Silvermex Material Subsidiaries and all such information as made available to Genco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(gg) No Broker’s Commission. Except as disclosed in the Silvermex Disclosure Letter, Silvermex has not entered into any agreement that would entitle any person to any valid claim against Silvermex for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(hh) Related Party Transactions. Except as disclosed in the Silvermex Disclosure Letter, there are no contracts, arrangments or other transactions between Silvermex or any of its subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of Silvermex or any of its subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of Silvermex, or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(ii) U.S. Matters. The Silvermex Common Shares are not registered under Section 12 of, and Silvermex is not required to file reports pursuant to Sections 13(a) or 15(d) of, the United States Securities Exchange Act of 1934, as amended.

Representations and Warranties of Genco

3.2 Each of the representations and warranties of Genco set forth in this §3.2 is qualified and made subject to the disclosures made in the Genco Disclosure Letter. Genco hereby represents and warrants to Silvermex, and hereby acknowledges that Silvermex is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a) Organization. Genco and each of the Genco Material Subsidiaries has been incorporated or continued, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted under applicable law. Genco and each of the Genco Material Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, except where the lack of such registration, licensing or qualification would not have a Material Adverse Change or Effect on Genco. All of the outstanding shares of the Genco Material Subsidiaries are validly issued, fully paid and non-assessable. Except as disclosed in the Genco Disclosure Letter, all of the outstanding shares of the Genco Material Subsidiaries are owned directly or indirectly by Genco. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Genco Material Subsidiary or as disclosed in the Genco Disclosure Letter, the outstanding shares of each Genco Material Subsidiary owned by Genco or a Genco Material Subsidiary are owned free and clear of all Encumbrances and neither Genco nor any of the Genco Material Subsidiaries is liable to any Genco Material Subsidiary or to any creditor in respect of such shares. Except as disclosed in the Genco Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Genco Material Subsidiaries from either Genco or any of the Genco Material Subsidiaries.

(b) Capitalization. Genco is authorized to issue an unlimited number of Genco Common Shares and an unlimited number of preferred shares without par value. As at September 17, 2010 there were 90,817,226 Pre-Split Genco Shares and no preferred shares outstanding. Except for the Genco Options and Genco Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Genco or any of the Genco Material Subsidiaries to issue or sell any shares of Genco or any of the Genco Material Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Genco or any of the Genco Material Subsidiaries. All outstanding Genco Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Genco or any of the Genco Material Subsidiaries having the right to vote with the Genco Shareholders on any matter. There are no outstanding contractual obligations of Genco or of any of the Genco Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Genco Common Shares or with respect to the voting or disposition of any outstanding Genco Common Shares.

(c) Authority. Genco has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Genco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Genco and the completion by Genco of the transactions contemplated by this Agreement have been authorized by the Genco Board and no other corporate proceedings on the part of Genco are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the Genco Board of the Genco Proxy Circular. This Agreement has been executed and delivered by Genco and constitutes a legal, valid and binding obligation of Genco enforceable against Genco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Genco of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the notice of articles or articles (or their equivalent) of Genco or any of the Genco Material Subsidiaries,

(B) any applicable Law, or

(C) any contract, agreement, licence or permit to which Genco or any of the Genco Material Subsidiaries is bound or is subject to or of which Genco or any Genco Material Subsidiary is the beneficiary; which would, individually or in the aggregate, have a Material Adverse Change or Effect on Genco;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Genco or any of the Genco Material Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Change or Effect on Genco;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of Genco or any of the Genco Material Subsidiaries or restrict, hinder, impair or limit the ability of Genco or any of the Genco Material Subsidiaries to conduct the business of Genco or any of the Genco Material Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Change or Effect on Genco; or

(iv) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Genco or any Genco Material Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Genco or any Genco Material Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

(d) Required Consents. Other than as disclosed in the Genco Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Genco or any of the Genco Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Genco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the BCBCA, in the case of Genco, and filings with and approvals required by the Securities Authorities and stock exchanges, and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Change or Effect on Genco.

(e) Directors’ Approvals. The Genco Board has received an opinion from Haywood Securities Inc., the financial advisor to the Genco Board, that the Arrangement and related transactions, as a whole, are fair, from a financial point of view, to the Genco Shareholders and the Genco Board has:

(i) determined that the Arrangement is fair to the Genco Shareholders and the Arrangement is in the best interests of Genco;

(ii) approved the Arrangement and the other transactions contemplated herein and authorized the entering into of this Agreement, and the performance of its provisions, by Genco; and

(iii) recommended that the Genco Shareholders vote in favour of the Genco Share Issuance.

(f) Genco Subsidiaries. The only material subsidiaries of Genco are the Genco Material Subsidiaries and Genco does not own a direct or indirect interest in any other corporation or entity.

(g) Genco Contracts.

(i) Other than the Genco Contracts, there are no material commitments, contracts, instruments, leases and other agreements, oral or written, entered into by Genco or any of the Genco Material Subsidiaries or by which it or any of them are bound. The Genco Contracts are valid and subsisting, in full force and effect unamended and, other than as disclosed in the Genco Disclosure Letter, there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Genco nor any of the Genco Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Change or Effect on Genco.

(ii) The Genco Contracts include any contract which is in effect on the date of this Agreement which provides for any rights to indemnification in favour of any present or former directors or officers of Genco or of any of the Genco Material Subsidiaries or any present or former directors or officers of Genco or any of the Genco Material Subsidiaries serving or who have served at the request of Genco or any Genco Material Subsidiary as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise (including provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements).

(h) Absence of Changes. Since January 1, 2010, except as disclosed by Genco on SEDAR as of the date hereof or in the Genco Disclosure Letter:

(i) Genco and each of the Genco Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) Genco has not incurred or suffered a Material Adverse Change or Event;

(iii) there has not been any acquisition or sale by Genco or any of the Genco Material Subsidiaries of any material property or assets thereof;

(iv) other than in the ordinary and regular course of business consistent with past practice, except as disclosed in the Genco Disclosure Letter; there has not been any incurrence, assumption or guarantee by Genco or any of the Genco Material Subsidiaries of any debt for borrowed money, any creation or assumption by Genco or any of the Genco Material Subsidiaries of any Encumbrance, any making by Genco or any of the Genco Material Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other Genco Material Subsidiaries);

(v) there has not been any entering into, amendment of, relinquishment, termination or non-renewal by Genco or any of the Genco Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Change or Effect on Genco;

(vi) Genco has not declared or paid any dividends or made any other distribution on any of the Genco Common Shares;

(vii) Genco has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Genco Common Shares;

(viii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Genco or any of the Genco Material Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Genco Options pursuant to the Genco Share Option Plan) made to, for or with any of such directors or officers;

(ix) Genco has not effected any material change in its accounting methods, principles or practices; and

(x) Genco has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(i) Employment Agreements. Other than as disclosed in the Genco Disclosure Letter:

(i) neither Genco nor any of the Genco Material Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Genco or any of the Genco Material Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals’ monthly salary;

(ii) neither Genco nor any of the Genco Material Subsidiaries has any employee or consultant whose employment or contract with Genco or the Genco Material Subsidiary, respectively, cannot be terminated without payment upon a maximum of six months’ notice; and

(iii) neither Genco nor any of the Genco Material Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Genco, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Genco, pending or threatened strike or lockout.

(j) Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of Genco for the financial years ended December 31, 2008 and December 31, 2009 and the six-month (unaudited) period ended June 30, 2010 were prepared in accordance with Canadian GAAP consistently applied, and except as disclosed in the Genco Disclosure Letter, fairly present in all material respects the consolidated financial condition of Genco at the respective dates indicated and the results of operations of Genco for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Genco on a consolidated basis in accordance with Canadian GAAP. Except as disclosed by Genco on SEDAR and as set forth in the Genco Disclosure Letter, as of the date hereof, neither Genco nor any of the Genco Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Genco for the six month period ended June 30, 2010, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Genco’s mineral projects) since June 30, 2010 or which liabilities or obligations do not in the aggregate exceed $100,000. There are reasonable grounds for believing that (i) Genco is, and the Resulting Issuer will be, able to pay its liabilities as they become due, and (ii) the realizable value of the assets of the Resulting Issuer to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(k) Books and Records. The corporate records and minute books of Genco and the Genco Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Genco and the Genco Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Genco and the Genco Material Subsidiaries, and accurately and fairly reflect the basis for the consolidated financial statements of Genco. Genco has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management Genco and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(l) Litigation. Other than as disclosed in the Genco Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Genco, threatened against or relating to Genco or any of the Genco Material Subsidiaries or affecting any of their respective properties or assets at Law or equity or before any Governmental Entity, including without limitation any claim, action, proceeding or investigation pending or in progress or, the knowledge of Genco, threatened by or on behalf of any member of the agrarian communitites with respect to any lands included in the area of the Genco Properties, which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Change or Effect on Genco. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Genco, threatened against or relating to Genco or any of the Genco Material Subsidiaries before any Governmental Entity. Neither Genco nor any of the Genco Material Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Genco or the Genco Material Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(m) Title to Properties and Condition of Assets. Except as disclosed in the Genco Disclosure Letter, Genco and the Genco Material Subsidiaries, collectively, are the holders of record of the Genco Properties, and except as set forth in the Genco Disclosure Letter, applying customary standards in the mining industry, Genco and the Genco Material Subsidiaries, collectively, are the owners of a 100% undivided beneficial interest in and to the Genco Properties, free and clear of any title defect or Encumbrance, the Genco Properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being disclosed in the Genco Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Change or Effect on Genco. Furthermore, all real and tangible personal property of each of Genco and the Genco Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(n) National Agrarian Registry. Genco and the Genco Material Subsidiaries have executed, with the approval of the assembly of the agrarian communities involved, and registered at the National Agrarian Registry of Mexico or land titles office, as the case may be, agreements with private owners or agrarian communities entitling the Genco Material Subsidiaries to occupy and access the current areas of operations within the Genco Properties and confirms that the Genco Material Subsidiaries have access to such lands to enable them to explore for minerals and develop a mining project thereon.

(o) Genco Properties. With respect to the Genco Properties:

(i) the Genco Properties are accurately described in the Genco Disclosure Letter, there are no mineral claims or other rights comprising any of such properties or any portion thereof which are not set out in the Genco Disclosure Letter and each of the permits set out in the Genco Disclosure Letter are in full force and effect;

(ii) except as set forth in the Genco Disclosure Letter, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to any of the Genco Properties;

(iii) except as set forth in the Genco Disclosure Letter, none of the Genco Properties nor any minerals or product derived from the Genco Properties are subject to or bound by any royalty, royalty interest or similar payment or interest, whether registered or unregistered, and neither Genco nor any of the Genco Material Subsidiaries has granted any royalty, royalty interest or similar payment or interest in or affecting any of the Genco Properties;

(iv) neither Genco nor any of the Genco Subsidiaries has received notice of any breach of any applicable Law in respect of its conduct on or under any of the Genco Properties which could have a Material Adverse Change or Effect on Genco; and

(v) Genco and the Genco Material Subsidiaries collectively own, possess or have obtained, and are in compliance with, all necessary licenses, easements, permits, certificates, mining conventions, consents, orders, grants and other qualifications and authorizations necessary to conduct Genco’s business on the Genco Properties, including, but not limited to, for the exploration, development and construction of the Genco Properties and the operation of the Genco Properties, including the import of materials and export of finished products, except where such failure to own, possess or have obtained a license, permit certificate, mining convention, consent, order grant or other qualification or authorization or such non-compliance, either individually or in the aggregate, does not, and will not, have a Material Adverse Change or Effect on Genco.

(p) Properties in Good Standing. The Genco Properties are in good standing in all material respects including with respect to the performance of all material obligations required under applicable Laws (including the payment of all maintenance costs, the performance of all minimum assessment work and the filing of reports with respect to minimum assessment work) or any agreements to which they are subject and the condition of such Genco Properties is and the work carried out thereon has been in material compliance with all applicable Laws and all orders of all Governmental Entities having jurisdiction in respect thereof.

(q) Insurance. Genco maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(r) Operational Matters. Except as would not, individually or in the aggregate, have a Material Adverse Change or Effect on Genco:

(i) all rentals, payments and obligations (including the applicable mining patents and, if applicable, maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Genco and the Genco Material Subsidiaries have been properly and timely paid;

(ii) the ore bodies and minerals located in the Genco Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Genco or the Genco Material Subsidiaries to explore and to exploit in each case the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which Genco or any of the Genco Material Subsidiaries has any interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting, Genco and the Genco Material Subsidiaries collectively hold all necessary surface rights, access rights and other necessary rights and interests relating to the Genco Properties granting the right and ability to explore for and to exploit in each case minerals, ore and metals for development purposes in areas of current operations with only such exceptions as do not materially interfere with the use made by Genco of the rights or interests so held (and believes that such rights and interests relating to the remaining portion of the Genco Properties can be obtained by Genco on commercially reasonable terms), and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing; and

(iii) all exploration and development activities undertaken by Genco and the Genco Material Subsidiaries have been undertaken in accordance with exploration and development practices consistent with industry standards and in compliance with all applicable Laws.

(s) Environmental. Other than as disclosed in the Genco Disclosure Letter:

(i) each of Genco and the Genco Material Subsidiaries has operated in material compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Change or Effect on Genco;

(ii) the Genco Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Genco. None of Genco, the Genco Material Subsidiaries or any other person in control of any Genco Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Genco Property, except in material compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Genco. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Genco Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Genco. To the knowledge of Genco, there are no Hazardous Substances at, in, on, under or migrating from Genco Properties, except in compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Change or Effect on Genco;

(iii) to the knowledge of Genco, none of Genco, the Genco Material Subsidiaries or any other person for whose actions Genco or a Genco Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Genco Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Change or Effect on Genco; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Genco Properties or the assets of any of Genco or the Genco Material Subsidiaries;

(iv) to the knowledge of Genco, none of Genco, the Genco Material Subsidiaries or any other person for whose actions Genco or a Genco Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Genco, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Genco or any of the Genco Material Subsidiaries. No site or facility now or, to the knowledge of Genco, previously owned, operated or leased by Genco or any of the Genco Material Subsidiaries is listed or, to the knowledge of Genco, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v) none of the Genco Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws;

(vi) none of Genco or the Genco Material Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the Genco Properties which is pending as of the date hereof, except to the extent same would not have a Material Adverse Change or Effect on Genco; and

(vii) Genco has made available to Silvermex a copy of all environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies related to any of the Genco Properties which are in the possession of Genco or any of the Genco Material Subsidiaries.

(t) Tax Matters. Except as set forth in the Genco Disclosure Letter, Genco and the Genco Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Change or Effect on Genco. Genco has provided adequate accruals in accordance with Canadian GAAP in its most recently published annual consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. Except as set forth in the Genco Disclosure Letter, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Genco or any of the Genco Material Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(u) Intellectual Property. Neither Genco nor the Genco Material Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Genco and the Genco Material Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Genco.

(v) Pension and Employee Benefits.

(i) Genco and the Genco Material Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Genco and the Genco Material Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Genco or the Genco Material Subsidiaries, as the case may be (collectively referred to in this subsection as the “Genco Plans”) and all Genco Plans maintained by or binding upon Genco or any of the Genco Material Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Genco or any of the Genco Material Subsidiaries from any such regulatory authority.

(ii) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Genco Plan maintained by or binding upon Genco or any of the Genco Material Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(w) Reporting Status. Genco is a reporting issuer or its equivalent in the provinces of British Columbia, Alberta and Ontario. The Genco Common Shares are listed on the TSX.

(x) Reports. Since January 1, 2009, except as disclosed in the Genco Disclosure Letter, Genco has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Genco Documents”). Except as disclosed in the Genco Disclosure Letter, the Genco Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Genco, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Change or Effect on Genco. Genco has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. To the knowledge of Genco, none of the filings comprising the Genco Documents is the subject of ongoing review, comment or investigation by any Securities Authority or stock exchange.

(y) Compliance with Laws. Genco and the Genco Material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Change or Effect on Genco.

(z) No Cease Trade. Genco is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Genco, no investigation or other proceedings involving Genco which may operate to prevent or restrict trading of any securities of Genco are currently in progress or pending before any applicable stock exchange or Securities Authority.

(aa) No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Genco or the Genco Material Subsidiaries of any of the material assets of Genco or any of the Genco Material Subsidiaries or the Genco Properties or any portion thereof or any right, title or interest therein, other than as described or contemplated herein or set forth in the Genco Disclosure Letter. Subject to the rights of any Governmental Entity having jurisdiction and except as set forth in the Genco Disclosure Letter, no person has any proprietary or possessory interest in the Genco Properties, and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from the Genco Properties.

(bb) Certain Contracts. Neither Genco nor any of the Genco Material Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Genco or the Genco Material Subsidiaries are conducted, (ii) limit any business practice of Genco or any Genco Material Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Genco or any Genco Material Subsidiary in any material respect.

(cc) Place of Principal Offices. The principal offices of Genco are not located within the United States.

(dd) Location of Assets and U.S. Sales. Except as disclosed in the Genco Disclosure Letter, all of the assets and property of Genco and its Material Subsidiaries, taken as a whole, are located outside the United States and did not generate sales in or into the United States during Genco’s most recent financial year.

(ee) Foreign Private Issuer. As of the date hereof, Genco is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ff) Full Disclosure. Genco has made available to Silvermex all material information, including financial, operational and other information, in respect of Genco and the Genco Material Subsidiaries and all such information as made available to Genco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(gg) No Broker’s Commission. Except as disclosed in the Genco Disclosure Letter, Genco has not entered into any agreement that would entitle any person to any valid claim against Genco for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(hh) Related Party Transactions. Except as disclosed in the Genco Disclosure Letter, there are no contracts, arrangements or other transactions between Genco or any of its subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of Genco or any of its subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of Genco, or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(ii) Shares. The Genco Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(jj) U.S. Matters

(i) The Genco Common Shares are not registered under Section 12 of, and Genco is not required to file reports pursuant to Sections 13(a) or 15(d) of, the United States Securities Exchange Act of 1934, as amended.

(ii) Genco is not, and will not by virtue of the Arrangement become, a company that is, or is required to be, registered as an investment company under the 1940 Act.

Survival of Representations and Warranties

3.3 The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time. Any investigation by Genco or Silvermex and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

PART 4

COVENANTS

Covenants of Silvermex

4.1 Silvermex hereby covenants and agrees with Genco as follows:

(a) Copy of Documents. Except for proxies and other non-substantive communications, Silvermex shall furnish promptly to Genco a copy of each notice, report, schedule or other document or communication delivered, filed or received by Silvermex in connection with this Agreement, the Arrangement, the Interim Order or the Silvermex Meeting or any other meeting at which all Silvermex Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(b) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Silvermex shall, and shall cause the Silvermex Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, and Silvermex shall, and shall cause the Silvermex Material Subsidiaries to, use its and their commercially reasonable best efforts to maintain and preserve their businesses, assets, and advantageous business relationships, respectively.

(c) Certain Actions Prohibited. Except as otherwise contemplated hereunder or under the Plan of Arrangement, or as required to give effect to the transactions contemplated hereunder or thereunder, Silvermex shall not, and shall cause the Silvermex Material Subsidiaries not to, without the prior written consent of Genco, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Silvermex Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Silvermex or any of the Silvermex Material Subsidiaries, other than the issue of the Aurcana Property Shares, the San Marcial Property Shares and the Silvermex Common Shares pursuant to the exercise of the Silvermex Options and Silvermex Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) amend or propose to amend the articles or by-laws (or their equivalent) of Silvermex or any of the Silvermex Material Subsidiaries or any of the terms of the Silvermex Options and the Silvermex Warrants as they exist at the date of this Agreement;

(iii) split, combine or reclassify any of the shares of Silvermex or any of the Silvermex Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or special bonuses payable in cash, securities, property or otherwise with respect to the shares of Silvermex, or undertake any other capital reorganization;

(iv) redeem, purchase or offer to purchase, or permit any of the Silvermex Material Subsidiaries to redeem, purchase or offer to purchase, any Silvermex Common Shares and, other than pursuant to the Silvermex Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(v) adopt any resolution or enter into any agreement providing for an amalgamation, merger, consolidation, reorganization, liquidation, dissolution or other extraordinary transaction, or adopt any plan of liquidation or reorganize, amalgamate or merger with any other person;

(vi) other than pursuant to, and only to the extent of, the due exercise by any third party of any rights under existing contracts, agreements and commitments with Silvermex or any Silvermex Material Subsidiary, sell, pledge, lease, encumber or otherwise dispose of, or permit any of the Silvermex Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(vii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement, or issue any instrument having the same economic effect as a royalty, in respect of the Silvermex Properties;

(viii) except in the ordinary and regular course of business (up to an amount not to exceed, in the aggregate, $100,000) or as required by applicable Laws, enter into or modify in any material respect any contract, agreement, licence, franchise, Environmental Approval, lease transaction, commitment or other right or obligation or arrangement in respect of any of the Silvermex Properties;

(ix) authorize, recommend, propose or agree to any release or relinquishment of any standstill agreement or of any other material contractual right;

(x) enter into any agreements with its directors or officers or their respective affiliates or associates other than in the ordinary and regular course of business;

(xi) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Silvermex Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(xii) abandon or fail to diligently pursue any application to renew any existing material licence, permit, order, claim, authorization, consent, approval (including Environmental Approvals) or registration related to any of the Silvermex Properties;

(xiii) satisfy or settle any claim or dispute which is, individually or in the aggregate with any other such claims or disputes, in an amount in excess of $100,000 or which constitutes a claim between Silvermex and a Silvermex Material Subsidiary or between Silvermex Material Subsidiaries; relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business consistent with past practice and in any case not for speculative purposes;

(xiv) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Silvermex Material Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xv) except as required by Canadian GAAP, any other generally accepted accounting principle to which any Silvermex Material Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Silvermex or make any material tax election inconsistent with past practice;

(xvi) except in accordance with budgets furnished to Genco prior to the date hereof, make or incur, or cause any Silvermex Material Subsidiaries to make or incur, any capital expenditures or expenses of any nature or kind of over $100,000 other than (and without duplication) (A) ordinary course expenditures; (B) expenditures required by applicable Law; and (C) expenditures made in connection with transactions contemplated in this Agreement;

(xvii) engage in any extraordinary transaction;

(xviii) take any action that could reasonable be expected to interfere with or be inconsistent with the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(xix) authorize, propose, permit or agree to any of the foregoing.

(d) Employment Arrangements. Without the prior written consent of Genco, such consent not to be unreasonably, withheld, Silvermex shall not, and shall cause the Silvermex Material Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, executive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Silvermex or any of the Silvermex Material Subsidiaries.

(e) Insurance. Silvermex shall use its commercially reasonable best efforts, and shall cause the Silvermex Material Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(f) Certain Actions. Silvermex shall, and shall cause the Silvermex Material Subsidiaries to:

(i) use its commercially reasonable efforts (i) to preserve intact its business organizations, (ii) not to do anything or fail to do anything which could lead to a breach under any of its material contracts, (iii) to keep available the services of its officers, employees, agents and consultants as a group, (iv) to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and (v) not to take any action which could reasonably be expected to be prejudicial to any of the Silvermex Properties;

(ii) properly and timely, pay, discharge or otherwise satisfy in full all rentals, payments and obligations (including the applicable mining patents and, if applicable, maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable under or with respect to the direct or indirect assets of Silvermex and the Silvermex Material Subsidiaries;

(iii) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement that could reasonably be expected to have a Material Adverse Change or Effect on Silvermex, or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject or are contemplated by this Agreement) any material obligation, expenditure or liability other than in the ordinary and regular course of business as presently conducted;

(iv) furnish to Genco such information, in addition to the information contained in this Agreement, relating to Silvermex, its subsidiaries and the Silvermex Properties as may reasonably be requested by Genco, and such information and any other information relating to Silvermex and its subsidiaries provided by Silvermex to Genco will be true and complete in all material respects and will not contain any misrepresentation;

(v) not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Silvermex or the Silvermex Material Subsidiaries in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or which would or could have a Material Adverse Change or Effect on Silvermex;

(vi) promptly notify Genco of (A) any Material Adverse Change or Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become or to have a Material Adverse Change or Effect, in respect of the business or in the conduct of the business of Silvermex, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Silvermex or the Silvermex Material Subsidiaries of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Silvermex or the Silvermex Material Subsidiaries contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(vii) maintain payables and other liabilities (other than for money borrowed) at levels consistent with past practice.

(g) No Compromise. Silvermex shall not, and shall cause the Silvermex Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Silvermex in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Genco, which consent shall not be unreasonably withheld or delayed.

(h) Contractual Obligations. Silvermex shall not, and shall cause the Silvermex Material Subsidiaries not to, enter into or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Silvermex or any of the Silvermex Material Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or in the ordinary course of business.

(i) Satisfaction of Conditions. Silvermex shall, and shall cause the Silvermex Material Subsidiaries to use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations hereunder to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:

(i) subject to §6.1 and §6.2, obtain the approval of Silvermex Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii) obtain all consents, approvals and authorizations as are required to be obtained by Silvermex or any of the Silvermex Material Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Change or Effect on Silvermex;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(vi) cooperate with Genco in connection with the performance by Genco of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Silvermex to pay or cause to be paid any monies to cause such performance to occur.

(j) Keep Fully Informed. Without limiting the provisions of §4.1(c) hereof, Silvermex shall use commercially reasonable best efforts to conduct itself so as to keep Genco fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(k) Cooperation. Silvermex shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(l) Representations. Silvermex shall use commercially reasonable best efforts to conduct its affairs and to cause the Silvermex Material Subsidiaries to conduct their affairs so that all of the representations and warranties of Silvermex contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(m) Information. Silvermex shall continue to make available and cause to be made available to Genco and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Genco to effect a thorough examination of Silvermex and the Silvermex Material Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited quarterly financial statements of Silvermex, and shall cooperate with Genco in securing access for Genco to any documents, agreements, corporate records or minute books not in the possession or under the control of Silvermex. Subject to applicable Laws, upon reasonable notice, Silvermex shall, and shall cause the Silvermex Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Genco reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Silvermex and the Silvermex Material Subsidiaries, and, during such period, Silvermex shall, and shall cause the Silvermex Material Subsidiaries to, furnish promptly to Genco all information concerning the business, properties and personnel of Silvermex and the Silvermex Material Subsidiaries as Genco may reasonably request. Prior to the Effective Time, Silvermex shall use its commercially reasonable efforts to cure any material defects among its corporate records, instruments, agreements and other documents as may reasonably be requested by Genco.

(n) Closing Documents. Silvermex shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Genco, all in form satisfactory to Genco, acting reasonably.

Covenants of Genco

4.2 Genco hereby covenants and agrees with Silvermex as follows:

(a) Proceedings. In a timely and expeditious manner, Genco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Genco Common Shares contemplated pursuant to §3.1 of the Plan of Arrangement) and the Final Order to be taken or done by Genco.

(b) Copy of Documents. Except for proxies and other non-substantive communications, Genco shall furnish promptly to Silvermex a copy of each notice, report, schedule or other document or communication delivered, filed or received by Genco in connection with this Agreement, the Arrangement, the Interim Order or the Genco Meeting or any other meeting at which all Genco Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(c) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Genco shall, and shall cause the Genco Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, and Genco shall, and shall cause the Genco Material Subsidiaries to, use its and their commercially reasonable efforts to maintain and preserve their businesses, assets, and advantageous business relationships, respectively.

(d) Certain Actions Prohibited. Except as contemplated hereunder, under the Plan of Arrangement or as described in the Genco Disclosure Letter, or as required to give effect to the transactions contemplated hereunder or thereunder or otherwise as required by applicable Law, Genco shall not, and shall cause the Genco Material Subsidiaries not to, without the prior written consent of Silvermex, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Genco Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Genco or any of the Genco Material Subsidiaries, other than the issue of Genco Common Shares pursuant to the exercise of the Genco Options and Genco Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) amend or propose to amend the articles or by-laws (or their equivalent) of Genco or any of the Genco Material Subsidiaries or any of the terms of the Genco Options and the Genco Warrants as they exist at the date of this Agreement;

(iii) split, combine or reclassify any of the shares of Genco or any of the Genco Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or special bonuses payable in cash, securities, property or otherwise with respect to the shares of Genco, or undertake any other capital reorganization;

(iv) redeem, purchase or offer to purchase, or permit any of the Genco Material Subsidiaries to redeem, purchase or offer to purchase, any Genco Common Shares and, other than pursuant to the Genco Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(v) adopt any resolution or enter into any agreement providing for an amalgamation, merger, consolidation, reorganization, liquidation, dissolution or other extraordinary transaction, or adopt any plan of liquidation or reorganize, amalgamate or merger with any other person;

(vi) other than pursuant to, and only to the extent of, the due exercise by any third party of any rights under existing contracts, agreements and commitments with Genco or any Genco Material Subsidiary, sell, pledge, lease, encumber or otherwise dispose of, or permit any of the Genco Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(vii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement, or issue any instrument having the same economic effect as a royalty, in respect of the Genco Properties;

(viii) except in the ordinary and regular course of business (up to an amount not to exceed, in the aggregate, $100,000) or as required by applicable Laws, enter into or modify in any material respect any contract, agreement, licence, franchise, Environmental Approval, lease transaction, commitment or other right or obligation or arrangement in respect of any of the Genco Properties;

(ix) authorize, recommend, propose or agree to any release or relinquishment of any standstill agreement or of any other material contractual right;

(x) enter into any agreements with its directors or officers or their respective affiliates or associates other than in the ordinary and regular course of business;

(xi) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Genco Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(xii) abandon or fail to diligently pursue any application to renew any existing material licence, permit, order, claim, authorization, consent, approval (including Environmental Approvals) or registration related to any of the Genco Properties;

(xiii) satisfy or settle any claim or dispute which is, individually or in the aggregate with any other such claims or disputes, in an amount in excess of $100,000 or which constitutes a claim between Genco and a Genco Material Subsidiary or between Genco Material Subsidiaries; relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business consistent with past practice and in any case not for speculative purposes;

(xiv) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Genco Material Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xv) except in connection with this transaction and except as required by Canadian GAAP, any other generally accepted accounting principle to which any Genco Material Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Genco or make any material tax election inconsistent with past practice;

(xvi) except in accordance with budgets furnished to Silvermex prior to the date hereof, make or incur, or cause any Genco Material Subsidiaries to make or incur, any capital expenditures or expenses of any nature or kind of over $100,000 other than (and without duplication) (A) ordinary course expenditures; (B) expenditures required by applicable Law; and (C) expenditures made in connection with transactions contemplated in this Agreement;

(xvii) engage in any extraordinary transaction;

(xviii) take any action that could reasonable be expected to interfere with or be inconsistent with the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(xix) authorize, propose, permit or agree to any of the foregoing.

(e) Employment Arrangements. Without the prior written consent of Silvermex, such consent not to be unreasonably, withheld, Genco shall not, and shall cause the Genco Material Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, executive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Genco or any of the Genco Material Subsidiaries.

(f) Insurance. Genco shall use its commercially reasonable best efforts, and shall cause the Genco Material Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(g) Certain Actions. Genco shall, and shall cause the Genco Material Subsidiaries to:

(i) use its commercially reasonable efforts (i) to preserve intact its business organizations, (ii) not to do anything or fail to do anything which could lead to a breach under any of its material contracts, (iii) to keep available the services of its officers, employees, agents and consultants as a group, (iv) to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and (v) not to take any action which could reasonably be expected to be prejudicial to any of the Genco Properties;

(ii) properly and timely, pay, discharge or otherwise satisfy in full all rentals, payments and obligations (including the applicable mining patents and, if applicable, maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable under or with respect to the direct or indirect assets of Genco and the Genco Material Subsidiaries;

(iii) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement that could reasonably be expected to have a Material Adverse Change or Effect on Genco, or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject or are contemplated by this Agreement) any material obligation, expenditure or liability other than in the ordinary and regular course of business as presently conducted;

(iv) not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Genco or the Genco Material Subsidiaries in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or which would or could have a Material Adverse Change or Effect on Genco;

(v) promptly notify Silvermex of (A) any Material Adverse Change or Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become or to have a Material Adverse Change or Effect, in respect of the business or in the conduct of the business of Genco, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Genco or the Genco Material Subsidiaries of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Genco or the Genco Material Subsidiaries contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(vi) maintain payables and other liabilities (other than for money borrowed) at levels consistent with past practice.

(h) No Compromise. Genco shall not, and shall cause the Genco Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Genco in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Silvermex, which consent shall not be unreasonably withheld or delayed.

(i) Contractual Obligations. Genco shall not, and shall cause the Genco Material Subsidiaries not to, enter into or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Genco or any of the Genco Material Subsidiaries is a party or by which any of them is bound, except as otherwise permitted hereunder, as may be necessary to permit or provide for the completion of the Arrangement, or in the ordinary course of business.

(j) Satisfaction of Conditions. Genco shall, and shall cause the Genco Material Subsidiaries to use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations hereunder to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:

(i) subject to §6.4 and §6.5, obtain the approval of Genco Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii) obtain all consents, approvals and authorizations as are required to be obtained by Genco or any of the Genco Material Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Change or Effect on Genco;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(vi) cooperate with Silvermex in connection with the performance by Silvermex of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Genco to pay or cause to be paid any monies to cause such performance to occur.

(k) Keep Fully Informed. Without limiting the provisions of §4.2(d) hereof, Genco shall use commercially reasonable best efforts to conduct itself so as to keep Silvermex fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(l) Cooperation. Genco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(m) Representations. Genco shall use commercially reasonable best efforts to conduct its affairs and to cause the Genco Material Subsidiaries to conduct their affairs so that all of the representations and warranties of Genco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(n) Information. Genco shall continue to make available and cause to be made available to Silvermex and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Silvermex to effect a thorough examination of Genco and the Genco Material Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited quarterly financial statements of Genco, and shall cooperate with Silvermex in securing access for Silvermex to any documents, agreements, corporate records or minute books not in the possession or under the control of Genco. Subject to applicable Laws, upon reasonable notice, Genco shall, and shall cause the Genco Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Silvermex reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Genco and the Genco Material Subsidiaries, and, during such period, Genco shall, and shall cause the Genco Material Subsidiaries to, furnish promptly to Silvermex all information concerning the business, properties and personnel of Genco and the Genco Material Subsidiaries as Silvermex may reasonably request. Prior to the Effective Time, Genco shall use its commercially reasonable efforts to cure any material defects among its corporate records, instruments, agreements and other documents as may reasonably be requested by Silvermex.

(o) Closing Documents. Genco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Silvermex, all in form satisfactory to Silvermex, acting reasonably.

Silvermex Options and Silvermex Warrants

4.3 Genco covenants and agrees that the Silvermex Options and Silvermex Warrants outstanding on the Effective Date shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including, without limitation, that such Silvermex Options and Silvermex Warrants shall be exercisable for Genco Common Shares). Genco shall take all corporate action necessary to reserve for issuance a sufficient number of Genco Common Shares for delivery upon the exercise of the Silvermex Options and Silvermex Warrants assumed in accordance with this Section.

San Marcial Property Shares and Aurcana Property Shares

4.4 Genco covenants and agrees that, subject to the obtaining of applicable regulatory approvals, it shall issue to Silver Standard Resources Inc., on and subject to the provisions of the San Marcial Option Agreement, up to the number of Genco Common Shares (subject to any adjustments to the Exchange Ratio required in connection with giving effect to the Arrangement) which Silver Standard Resources Inc. would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Silver Standard Resources Inc. had been the registered holder of all of the San Marcial Property Shares issuable under the San Marcial Option Agreement. Genco shall take all corporate action necessary to reserve for issuance a sufficient number of Genco Common Shares for delivery pursuant to the provisions of the San Marcial Option Agreement assumed in accordance with this Section.

4.5 Genco covenants and agrees that, subject to the obtaining of applicable regulatory approvals, it shall issue to Aurcana Corporation, on and subject to the provisions of the Aurcana Agreement, up to the number of Genco Common Shares (subject to any adjustments to the Exchange Ratio required in connection with giving effect to the Arrangement) which Aurcana Corporation would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Aurcana Corporation had been the registered holder of all of the Aurcana Property Shares issuable under the Aurcana Agreement. Genco shall take all corporate action necessary to reserve for issuance a sufficient number of Genco Common Shares for delivery pursuant to the provisions of the Aurcana Agreement assumed in accordance with this Section.

4.6 Silvermex and Genco agree to make shall make commercially reasonable efforts to enter into an amendment agreement in respect of:

(a) the San Marcial Option Agreement with Silver Standard Resources Inc. incorporating the provisions set out in Section 4.4; and

(b) the Aurcana Property Agreement with Aurcuana Corporation incorporating the provisions set out in Section 4.5.

Change to Effect Tax Efficiencies

4.7 Each party hereto agrees to make such changes to the structure of the transactions contemplated in this Agreement as are acceptable to the other party hereto, acting reasonably, that are reasonably necessary to limit or reduce any potential material adverse Mexican or Canadian tax implications which may result to any of the parties hereto from such transactions which may include, without limitation, amendments to the Plan of Arrangement, but shall not be required to make such changes if the result would be to adversely affect the fairness of the Arrangement to the shareholders of either party hereto or change the Exchange Ratio.

Indemnification and Insurance

4.8

(a) Genco hereby covenants and agrees that (i) all rights to indemnification or exculpation in favour of the directors and officers of Silvermex provided in the articles or by-laws of Silvermex, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Silvermex and (ii) all rights to indemnification or exculpation in favour of the current directors and officers of Genco who cease to act as directors or officers of Genco following the Effective Date provided in the articles or by-laws of Genco, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Genco shall in each case survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date.

(b) Silvermex shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of this §4.8 and this §4.8 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Genco by the persons described in subsection (a) hereof.

Employee Service and Vesting

4.9 With respect to any benefit plans or stock option plans maintained by Genco for which service and/or vesting are a factor, Genco agrees to recognize each Affected Employee’s credited service or vesting period under similar plans of Silvermex or its subsidiaries. “Affected Employees” mean individuals who are actively employed by Silvermex or any of its subsidiaries as of the Effective Time and who remain employed with Silvermex immediately following the Effective Time. Nothing in this Section shall be construed as requiring Genco to continue the employment of any Affected Employees.

PART 5

CONDITIONS

Mutual Conditions

5.1 The respective obligations of Silvermex and Genco to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b) the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Silvermex Meeting by the Silvermex Shareholders in accordance with the provisions of the BCBCA, the Interim Order and the requirements of the TSXV and any other applicable regulatory authority;

(c) the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Genco Meeting by the Genco Shareholders in accordance with the provisions of the BCBCA and the requirements of the TSX and any other applicable regulatory authority;

(d) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(e) all filings made with the Registrar in connection with the Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(f) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Change or Effect on Silvermex or Genco;

(g) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Genco Common Shares to be issued pursuant to the Arrangement (including the Genco Common Shares which are issuable in substitution of the Arcana Property Shares and the San Marical Property Shares as well as those issuable upon the exercise of the Silvermex Options and the Silvermex Warrants), and the TSXV shall have, if required, accepted notice for filing of all transactions of Silvermex contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSXV, as applicable;

(h) (i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (ii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Silvermex Disclosure Letter or the Genco Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Change or Effect on Silvermex or Genco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(i) the Genco Common Shares to be issued pursuant to the Arrangement will be exempt from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and the Genco Common Shares to be distributed pursuant to the Arrangement will not be subject to resale restrictions under the 1933 Act (other than as may be prescribed by Rule 144 or Rule 145 under the 1933 Act);

(j) the Genco Common Shares to be issued pursuant to the Arrangement will be exempt from the prospectus requirements of applicable Canadian securities laws and will not be subject to a statutory hold period other than any hold period applicable to control persons; and

(k) this Agreement shall not have been terminated pursuant to Part 7 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Genco and Silvermex in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, either party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Silvermex Conditions

5.2 The obligation of Silvermex to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Genco in this Agreement which are qualified by the expression “Material Adverse Change or Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Genco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, in the reasonable judgment of Silvermex, have a Material Adverse Change or Effect on Genco, and Genco shall have provided to Silvermex a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Change or Effect as at the Effective Date. No representation or warranty made by Genco hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Genco Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Genco or any of the Genco Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Change or Effect on Genco (excluding any change, effect, event, occurrence or state of facts that is specifically referred to in the Genco Disclosure Letter);

(c) Genco shall have complied in all material respects with its covenants herein and Genco shall have provided to Silvermex a certificate of two officers thereof certifying that, as of the Effective Date, Genco has so complied with its covenants herein; and

(d) the Genco Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Genco to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Silvermex and may be waived, in whole or in part, by Silvermex in writing at any time. If any of such conditions shall not be complied with or waived by Silvermex on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, Silvermex may terminate this Agreement by written notice to Genco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Silvermex.

Genco Conditions

5.3 The obligation of Genco to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Silvermex in this Agreement which are qualified by the expression “Material Adverse Change or Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Silvermex in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, in the reasonable judgment of Genco, have a Material Adverse Change or Effect on Silvermex, and Silvermex shall have provided to Genco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Change or Effect on the Effective Date. No representation or warranty made by Silvermex hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Silvermex Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Silvermex or any of the Silvermex Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Change or Effect on Silvermex (excluding any change, effect, event, occurrence or state of facts that is specifically referred to in the Silvermex Disclosure Letter);

(c) Silvermex shall have complied in all material respects with its covenants herein and Silvermex shall have provided to Genco a certificate of two officers thereof certifying that, as of the Effective Date, Silvermex has so complied with its covenants herein; and

(d) the Silvermex Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Silvermex to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Genco and may be waived, in whole or in part, by Genco in writing at any time. If any of such conditions shall not be complied with or waived by Genco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, Genco may terminate this Agreement by written notice to Silvermex in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Genco.

Notice and Cure Provisions

5.4 Each party hereto shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a) cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in §5.1, §5.2 or §5.3 hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in §5.1, §5.2 or §5.3 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Final Order with the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Silvermex Meeting, the Silvermex Meeting shall be adjourned or postponed until the expiry of such period. If such notice has been delivered prior to the date of the Genco Meeting, the Genco Meeting shall be adjourned or postponed until the expiry of such period.

Merger of Conditions

5.5 The conditions set out in §5.1, §5.2 or §5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time. Silvermex acknowledges and agrees that it shall have no right to file the Final Order and all other documents required to give effect to the Arrangement with the Registrar unless such conditions have been satisfied, fulfilled or waived.

PART 6

NON-SOLICITATION AND TERMINATION FEES

Silvermex Covenant Regarding Non-Solicitation

6.1

(a) Silvermex shall not, and shall not authorize or permit any of its subsidiaries or any officer, director, employee, representative, advisor or agent of Silvermex or any of its subsidiaries to, directly or indirectly:

(i) make, solicit, initiate, facilitate, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Silvermex or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(v) make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the Silvermex Board to approve the transactions contemplated hereto.

(b) Notwithstanding Section 6.1(a), but in each case subject to the following provisions of this Part 6, the Silvermex Board may, prior to the approval of the Arrangement by Silvermex Shareholders, (i) consider and participate, directly or indirectly, in any discussions or negotiations with, or provide information to, or permit any visit to the facilities or properties of Silvermex or any of its subsidiaries by, any person who has delivered a bona fide written Acquisition Proposal that may constitute a Superior Proposal, (ii) withdraw, modify, qualify or change its recommendation to the Silvermex Shareholders in respect of the Arrangement in response to a Superior Proposal, or (ii) approve or recommend to the Silvermex Shareholders, or enter into an agreement in respect of, a Superior Proposal in accordance with the provisions of the following subsections of this Part 6 but in each case only if such Acquisition Proposal or Superior Proposal did not result from a breach of this Agreement by Silvermex and if the Silvermex Board determines in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Genco) that such action is required for such directors to comply with their fiduciary duties under applicable Law.

(c) Silvermex represents and warrants that, other than as stated in the Silvermex Disclosure Letter, it has not entered into any confidentiality agreements with any third parties since July 29, 2010 and it is not currently engaged in any discussions or negotiations with any parties in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of Silvermex to continue not to have discussions or negotiations with any parties with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Silvermex agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Silvermex further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

(d) Promptly and, in any event, within 24 hours of the receipt by any director or officer of Silvermex of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Silvermex in connection with any potential Acquisition Proposal or for access to the properties, books or records of Silvermex by any person that informs Silvermex that it is considering making, or has made, an Acquisition Proposal, Silvermex shall notify Genco thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Genco may reasonably request.

(e) If Silvermex receives a request for material non-public information from a person who is considering making or has made a bona fide Acquisition Proposal (the existence and content of which have been disclosed to Genco), and the Silvermex Board determines that such proposal would constitute, if consummated in accordance with its terms, a Superior Proposal or does constitute a Superior Proposal and Silvermex is permitted, subject to and as contemplated under this Section 6.1, then, and only in such case, the Silvermex Board may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a Superior Proposal, provide such person with access to information regarding Silvermex; provided, however, that the person who is considering making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Silvermex sends a copy of any such confidentiality agreement to Genco immediately upon the execution thereof and Genco is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Genco and Genco is immediately provided with access to similar information.

(f) Silvermex shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Silvermex are aware of the provisions of this §6.1, and Silvermex shall be responsible for any material breach of this §6.1 by its financial advisors or other advisors or representatives.

Notice of Superior Proposal Determination

6.2

(a) Silvermex and the Silvermex Board shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by §6.1(e) hereof) on the basis that it would constitute a Superior Proposal unless:

(i) Silvermex has complied with its obligations under §6.1 and the other provisions of this Part 6;

(ii) Silvermex has provided Genco with the information about such Acquisition Proposal as required under §6.1(d);

(iii) five Business Days shall have elapsed from the later of the date Genco received written notice of the determination of the Silvermex Board to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (a “Silvermex Superior Proposal Notice”) and the date Genco received the documents pursuant to §6.1(d) hereof;

(iv) the Silvermex Board has determined in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Genco) that such action is required to comply with its fiduciary duties under applicable Law;

(v) taking into account any amended proposal made by Genco pursuant to §6.2(b) hereof since receipt of the Silvermex Superior Proposal Notice, such Superior Proposal remains a Superior Proposal and the Silvermex Board has again made the determinations referred to in this §6.2(a); and

(vi) Silvermex has previously or concurrently paid or caused to be paid to Genco the amount payable under §6.3 hereof.

In the event that Silvermex provides Genco with a Silvermex Superior Proposal Notice on a date that is less than five Business Days prior to the Silvermex Meeting, Silvermex shall adjourn the Silvermex Meeting to a date that is not less than five Business Days and not more than 10 Business Days after the date of receipt by Genco of the Silvermex Superior Proposal Notice.

(b) During the five Business Day period referred to in §6.2(a)(iii) hereof, Genco shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The Silvermex Board shall review any proposal by Genco to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in §6.2(a) hereof, whether the offer of Genco upon acceptance by Silvermex would result in such Superior Proposal ceasing to be a Superior Proposal. If the Silvermex Board so determines, Silvermex shall enter into an amended agreement with Genco reflecting the amended proposal of Genco and will promptly reaffirm its recommendation of the Arrangement as so amended. If the Silvermex Board continues to believe, in good faith and after consultation with its financial advisor and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Genco’s amended proposal, Silvermex may, on termination of this Agreement in accordance with §7.3 and payment of any amounts required pursuant to section §6.3, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(c) Silvermex acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under §6.2(a) hereof and shall initiate an additional five Business Day period.

(d) If the Silvermex Proxy Circular has been sent to Silvermex Shareholders prior to the expiry of the five Business Day period set forth in §6.2(a)(iii) and, during such period, Genco requests in writing that the Silvermex Meeting proceed, unless otherwise ordered by the Court, Silvermex shall continue to take all reasonable steps necessary to hold the Silvermex Meeting and to cause the Arrangement to be voted on at the Silvermex Meeting.

(e) In addition, for greater certainty, if Genco and Silvermex do not enter into an amended agreement pursuant to §6.2(b) as a result of a Superior Proposal, and Genco requests in writing that the Silvermex Meeting proceed, unless otherwise ordered by the Court, Silvermex shall continue to take all reasonable steps necessary to hold the Silvermex Meeting and to cause the Arrangement to be voted on at the Silvermex Meeting.

Silvermex Termination Fees and Expenses

6.3 In the event that (each of the events below being a “Silvermex Triggering Event”):

(a) this Agreement is terminated by Genco pursuant to §7.3(b) hereof by virtue of Silvermex’s failure to satisfy the condition contained in 5.3(d), and such condition is incapable of being satisfied by the Completion Date, as reasonably determined by Genco; provided, that Genco is not then in breach of this Agreement so as to cause any of the conditions set forth in §5.1 or §5.2 not to be satisfied;

(b) this Agreement is terminated by Genco pursuant to §7.3(c) or §7.3(d) or by Silvermex pursuant to §7.3(i);

(c) this Agreement is terminated by Genco pursuant to §7.3(k) hereof as a result of the failure (whether by commission or omission, unless such commission or omission is ordered by the Court or required by a Securities Authority or stock exchange) of Silvermex to submit the Arrangement for approval to the Silvermex Shareholders in accordance with the terms of this Agreement, on or prior to the date which is five Business Days prior to the Completion Deadline (other than as a result of any adjournment or adjournments permitted hereunder);

(d) this Agreement is terminated by either Genco or Silvermex pursuant to §7.3(f) hereof in the circumstances where (i) an Acquisition Proposal shall have been made to Silvermex and made known to Silvermex Shareholders generally or shall have been made directly to Silvermex Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Silvermex (a “Pending Silvermex Acquisition Proposal”) and such Pending Silvermex Acquisition Proposal shall not have been publicly withdrawn at least five Business Days prior to the Silvermex Meeting and (ii) within 12 months following the date of such termination, Silvermex or one or more of its subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is completed;

(e) this Agreement is terminated by either Genco or Silvermex pursuant to §7.3(f) hereof in the circumstances where there is no Pending Silvermex Acquisition Proposal prior to the Silvermex Meeting, or if there is a Pending Silvermex Acquisition Proposal, it has been publicly withdrawn at least five Business Days prior to the Silvermex Meeting and, thereafter, the Silvermex Shareholders do not approve the Arrangement (or, where required, any other material matter contemplated herein or necessary to complete the Arrangement) at the Silvermex Meeting; or

(f) this Agreement is terminated by Genco pursuant to §7.3(b) hereof by virtue of Silvermex’s failure to satisfy a condition contained in §5.3(a) or §5.3(c), and such condition is incapable of being satisfied by the Completion Date, as reasonably determined by Genco; provided, that Genco is not then in breach of this Agreement so as to cause any of the conditions set forth in §5.1 and §5.2 not to be satisfied;

Silvermex shall pay to Genco in immediately available funds the following:

(g) in the circumstances set forth in §6.3(a), (b) or (c) above, an amount in cash equal to $2,000,000 at the time of the termination of this Agreement,;

(h) in the circumstances set forth in §6.3(d) above, an amount in cash equal to $500,000 at the time of the termination of this Agreement and, if applicable, a further amount in cash equal to $1,500,000 at the time Silvermex or one or more of its subsidiaries completes the Acquisition Proposal referred to in §6.3(d)(ii) ; and

(i) in the circumstances set forth in or §6.3(e) or §6.3(f) above, an amount in cash equal to $500,000 at the time of the termination of this Agreement.

Except as contemplated in §6.3(h) above, Silvermex shall not be obligated to make more than one payment pursuant to this §6.3. Silvermex hereby acknowledges that the payment amounts set out in this Section represent a payment of liquidated damages which are a genuine pre-estimate of the damages which Genco will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Silvermex hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amounts set out in this subsection by Genco, Genco shall have no further claim against Silvermex in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Genco from seeking injunctive relief to restrain any breach or threatened breach by Silvermex of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

Genco Covenant Regarding Non-Solicitation

6.4

(a) Genco shall not, and shall not authorize or permit any of its subsidiaries or any officer, director, employee, representative, advisor or agent of Genco or any of its subsidiaries to, directly or indirectly:

(i) make, solicit, initiate, facilitate, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Genco or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(v) make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the Genco Board to approve the transactions contemplated hereto.

(b) Notwithstanding Section 6.4(a), but in each case subject to the following provisions of this Part 6, the Genco Board may, prior to the approval of the Arrangement by Genco Shareholders, (i) consider and participate, directly or indirectly, in any discussions or negotiations with, or provide information to, or permit any visit to the facilities or properties of Genco or any of its subsidiaries by, any person who has delivered a bona fide written Acquisition Proposal that may constitute a Superior Proposal, (ii) withdraw, modify, qualify or change its recommendation to the Genco Shareholders in respect of the Genco Share Issuance in response to a Superior Proposal, or (ii) approve or recommend to the Genco Shareholders, or enter into an agreement in respect of, a Superior Proposal in accordance with the provisions of the following subsections of this Part 6 but in each case only such Acquisition Proposal or Superior Proposal did not result from a breach of this Agreement by Genco and if the Genco Board determines in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Silvermex) that such action is required for such directors to comply with their fiduciary duties under applicable Law.

(c) Genco represents and warrants that, other than as stated in the Genco Disclosure Letter, it has not entered into any confidentiality agreements with any third parties since July 29, 2010 and it is not currently engaged in any discussions or negotiations with any parties in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of Genco to continue not to have discussions or negotiations with any parties with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Genco agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Genco further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

(d) Promptly and, in any event, within 24 hours of the receipt by any director or officer of Genco of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Genco in connection with any potential Acquisition Proposal or for access to the properties, books or records of Genco by any person that informs Genco that it is considering making, or has made, an Acquisition Proposal, Genco shall notify Silvermex thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Silvermex may reasonably request.

(e) If Genco receives a request for material non-public information from a person who is considering making or has made a bona fide Acquisition Proposal (the existence and content of which have been disclosed to Silvermex), and the Genco Board determines that such proposal would constitute, if consummated in accordance with its terms, a Superior Proposal or does constitute a Superior Proposal and Genco is permitted, subject to and as contemplated under this Section 6.4, then, and only in such case, the Genco Board may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a Superior Proposal, provide such person with access to information regarding Genco; provided, however, that the person who is considering making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Genco sends a copy of any such confidentiality agreement to Silvermex immediately upon the execution thereof and Silvermex is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Silvermex and Silvermex is immediately provided with access to similar information.

(f) Genco shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Genco are aware of the provisions of this §6.4, and Genco shall be responsible for any material breach of this §6.4 by its financial advisors or other advisors or representatives.

Notice of Superior Proposal Determination

6.5

(a) Genco and the Genco Board shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by §6.4(e) hereof) on the basis that it would constitute a Superior Proposal unless:

(i) Genco has complied with its obligations under §6.4 and the other provisions of this Part 6; (ii) Genco has provided Silvermex with the information about such Acquisition Proposal as required under §6.4(d);

(iii) five Business Days shall have elapsed from the later of the date Silvermex received written notice of the determination of the Genco Board to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (a “Genco Superior Proposal Notice”) and the date Silvermex received the documents pursuant to §6.4(d) hereof;

(iv) the Genco Board has determined in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Silvermex) that such action is required to comply with its fiduciary duties under applicable Law;

(v) taking into account any amended proposal made by Silvermex pursuant to §6.5(b) hereof since receipt of the Genco Superior Proposal Notice, such Superior Proposal remains a Superior Proposal and the Genco Board has again made the determinations referred to in this §6.5(a); and

(vi) Genco has previously or concurrently paid or caused to be paid to Silvermex the amount payable under §6.6 hereof.

In the event that Genco provides Silvermex with a Genco Superior Proposal Notice on a date that is less than five Business Days prior to the Genco Meeting, Genco shall adjourn the Genco Meeting to a date that is not less than five Business Days and not more than 10 Business Days after the date of receipt by Silvermex of the Genco Superior Proposal Notice.

(b) During the five Business Day period referred to in §6.5(a)(iii) hereof, Silvermex shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The Genco Board shall review any proposal by Silvermex to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in §6.5(a) hereof, whether the offer of Silvermex upon acceptance by Genco would result in such Superior Proposal ceasing to be a Superior Proposal. If the Genco Board so determines, Genco shall enter into an amended agreement with Silvermex reflecting the amended proposal of Silvermex and will promptly reaffirm its recommendation of the Genco Share Issuance on the basis of the Arrangement as so amended. If the Genco Board continues to believe, in good faith and after consultation with its financial advisor and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Silvermex’s amended proposal, Genco may, on termination of this Agreement in accordance with §7.3 and payment of any amounts payable under section §6.6, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(c) Genco acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under §6.5(a) hereof and shall initiate an additional five Business Day period.

(d) If the Genco Proxy Circular has been sent to Genco Shareholders prior to the expiry of the five Business Day period set forth in §6.5(a)(iii) and, during such period, Silvermex requests in writing that the Genco Meeting proceed, Genco shall continue to take all reasonable steps necessary to hold the Genco Meeting and to cause the Genco Share Issuance to be voted on at the Genco Meeting.

(e) In addition, for greater certainty, if Silvermex and Genco do not enter into an amended agreement pursuant to §6.5(b) as a result of a Superior Proposal, and Silvermex requests in writing that the Genco Meeting proceed, Genco shall continue to take all reasonable steps necessary to hold the Genco Meeting and to cause the Genco Share Issuance to be voted on at the Genco Meeting.

Genco Termination Fees and Expenses

6.6 In the event that (each of the events below being a “Genco Triggering Event”):

(a) this Agreement is terminated by Silvermex pursuant to §7.3(b) hereof by virtue of Genco’s failure to satisfy the condition contained in §5.2(d), and such condition is incapable of being satisfied by the Completion Date, as reasonably determined by Silvermex; provided, that Silvermex is not then in breach of this Agreement so as to cause any of the conditions set forth in §5.1 or §5.3 not to be satisfied;

(b) this Agreement is terminated by Silvermex pursuant to §7.3(g) or §7.3(h) or by Genco pursuant to §7.3(e);

(c) this Agreement is terminated by Silvermex pursuant to §7.3(k) hereof as a result of the failure (whether by commission or omission, unless such commission or omission is ordered by the Court or required by a Securities Authority or stock exchange) of Genco to submit the Genco Share Issuance for approval to the Genco Shareholders in accordance with the terms of this Agreement, on or prior to the date which is five Business Days prior to the Completion Deadline (other than as a result of any adjournment or adjournments permitted hereunder);

(d) this Agreement is terminated by either Silvermex or Genco pursuant to §7.3(j) hereof in the circumstances where (i) an Acquisition Proposal shall have been made to Genco and made known to Genco Shareholders generally or shall have been made directly to Genco Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Genco (a “Pending Genco Acquisition Proposal”) and such Pending Genco Acquisition Proposal shall not have been publicly withdrawn at least five Business Days prior to the Genco Meeting and (ii) within 12 months following the date of such termination, Genco or one or more of its subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is completed;

(e) this Agreement is terminated by either Silvermex or Genco pursuant to §7.3(j) hereof in the circumstances where there is no Pending Genco Acquisition Proposal prior to the Genco Meeting, or if there is a Pending Genco Acquisition Proposal, it has been publicly withdrawn at least five Business Days prior to the Genco Meeting and, thereafter, the Genco Shareholders do not approve the Arrangement (or, where required, any other material matter contemplated herein or necessary to complete the Arrangement) at the Genco Meeting; or

(f) this Agreement is terminated by Silvermex pursuant to §7.3(b) hereof by virtue of Genco’s failure to satisfy a condition contained in §5.2(a) or §5.2(c), and such condition is incapable of being satisfied by the Completion Date, as reasonably determined by Silvermex; provided, that Silvermex is not then in breach of this Agreement so as to cause any of the conditions set forth in §5.1 or §5.3 not to be satisfied;

Genco shall pay to Silvermex in immediately available funds the following:

(g) in the circumstances set forth in §6.6(a), (b) or (c) above, an amount in cash equal to $2,000,000 at the time of the termination of this Agreement;

(h) in the circumstances set forth in §6.6(d) above, an amount in cash equal to $500,000 at the time of the termination of this Agreement and, if applicable, a further amount in cash equal to $1,500,000 at the time Genco or one or more of its subsidiaries completes the Acquisition Proposal referred to in §6.5(d)(ii); and

(i) in the circumstances set forth in §6.6(e) above, an amount in cash equal to $500,000 at the time of the termination of this Agreement.

Except as contemplated in §6.6(h) above, Genco shall not be obligated to make more than one payment pursuant to this §6.6. Genco hereby acknowledges that the payment amounts set out in this Section represent a payment of liquidated damages which are a genuine pre-estimate of the damages which Silvermex will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Genco hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amounts set out in this subsection by Silvermex, Silvermex shall have no further claim against Genco in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Silvermex from seeking injunctive relief to restrain any breach or threatened breach by Genco of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

PART 7

AMENDMENT AND TERMINATION

Amendment

7.1 This Agreement may, at any time and from time to time before or after the holding of the Silvermex Meeting or the Genco Meeting, be amended by mutual written agreement of the parties hereto without, subject to the Interim Order, the Final Order and applicable Law, further notice to or authorization on the part of the Silvermex Shareholders or the Genco Shareholders and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained,

provided, however, that notwithstanding the foregoing, the Exchange Ratio shall not be changed without the approval of the Silvermex Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under §5.1, §5.2, §5.3, §6.3, §6.6 and Part 7 hereof shall remain unaffected.

Mutual Understanding Regarding Amendments

7.2 In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Silvermex, the Silvermex Material Subsidiaries, the Silvermex Shareholders, Genco, the Genco Material Subsidiaries and the Genco Shareholders as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Silvermex on the one hand, and Genco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Silvermex Shareholders.

Termination

7.3 This Agreement may be terminated at any time prior to the Effective Date:

(a) by the mutual written consent of the parties hereto;

(b) if any of the conditions in §5.1, §5.2 or §5.3 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those Sections;

(c) by Genco if at any time Silvermex has committed a material breach of any of its covenants in §6.1 or §6.2 of this Agreement;

(d) by Genco if the Silvermex Board (i) shall have withdrawn or modified in a manner adverse to Genco its approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by Genco in writing, to reaffirm their approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or prior to the Genco Meeting, whichever is earlier) after receipt of such written request from Genco, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;

(e) by Genco, subject to complying with the terms of this Agreement, in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with §6.5; provided that concurrently with such termination, Genco pays the amount payable pursuant to §6.6;

(f) by Genco or by Silvermex if the Silvermex Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Silvermex Shareholders;

(g) by Silvermex if at any time Genco has committed a material breach of any of its covenants in §6.4 or §6.5 of this Agreement;

(h) by Silvermex if the Genco Board (i) shall have withdrawn or modified in a manner adverse to Silvermex their approval or recommendation of the Genco Share Issuance, (ii) shall have failed, after being requested by Silvermex in writing, to reaffirm their approval or recommendation of the Genco Share Issuance and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or prior to the Silvermex Meeting, whichever is earlier) after receipt of such written request from Silvermex, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;

(i) by Silvermex, subject to complying with the terms of this Agreement, in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with §6.2; provided that concurrently with such termination, Silvermex pays the amount payable pursuant to §6.3;

(j) by Silvermex or by Genco if the Genco Meeting shall have been held and completed and the Genco Share Issuance or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Genco Shareholders; or

(k) by Silvermex or by Genco if the Arrangement shall not have been completed by the Completion Deadline, provided that such right to terminate this Agreement shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Arrangement to be completed on or before the Completion Date;

provided that any termination by a party hereto in accordance with paragraphs (b) to (k) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Silvermex and Genco contained in Part 6 hereof, including the payment required by §6.3 or §6.6 hereof, as applicable, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

PART 8

GENERAL

Notices

8.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a) if to Silvermex:

Silvermex Resources Ltd.
Suite 420
609 Granville Street
Vancouver, B.C. V7Y 1G5

Attention: Duane Nelson, Chief Executive Officer
Facsimile: (604) 682-4009

with a copy (which shall not constitute notice) to:

Lang Michener LLP
Suite 1500, 1055 West Georgia Street
Vancouver, B.C. V6E 4N7

Attention: Gary Floyd
Facsimile: (604) 893-7610

(b) if to Genco:

Genco Resources Ltd.
Suite 525 – 999 W. Hastings Street
Vancouver, BC V6C 2W2

Attention: James R. Anderson, Chief Executive Officer
Facsimile: (604) 682-2235

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 1300, 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K2

Attention: Cameron Belsher
Facsimile: (604) 643-7900

Remedies

8.2 The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Silvermex (if Genco is the breaching party) or Genco (if Silvermex is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, §6.3 and §6.6 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

Expenses

8.3 The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Silvermex Meeting, the Genco Meeting, and the preparation and mailing of the Silvermex Proxy Circular and the Genco Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this §8.3 shall survive the termination of this Agreement.

Obligations Regarding Personal Information

8.4

(a) Each of Silvermex and Genco shall ensure that, unless otherwise exempted by law, it has the consent of its employees to the collection, use and disclosure of all personal information required for any reasonable and necessary purpose related to this Agreement.

(b) For the purpose of this §8.4, “Personal Information” means information about an identifiable individual collected or created as a result of this Agreement, but does not include the name, title or business address or telephone number of an employee.

(c) Unless this Agreement or the law otherwise specifies, each party shall only collect, create, use and disclose Personal Information in respect of its own employees or in respect of the employees of contractors which is necessary for the due performance of this Agreement.

(d) Unless this Agreement or the law otherwise specifies, each party shall not collect, use or disclose Personal Information about an individual without the consent of the individual to whom the information relates.

(e) Each party agrees to protect all Personal Information collected or stored by it pursuant to paragraph (c) above by taking reasonable security measures, in accordance with the sensitivity of the information in question, to protect the Personal Information against loss, unauthorized access thereto, theft, and any unauthorized collection, use, disclosure, copying, modification or disposal thereof.

(f) Each party further agrees to comply with all applicable laws that relate to the collection, use, disclosure, storage and disposal of Personal Information.

Time of the Essence

8.5 Time shall be of the essence in this Agreement.

Entire Agreement

8.6 This Agreement (including the agreements and other documents herein or therein referred to) together with the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Further Assurances

8.7 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Governing Law

8.8 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Execution in Counterparts

8.9 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

Waiver

8.10 No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

No Personal Liability

8.11 No director or officer of Silvermex shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Genco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Silvermex.

No director or officer of Genco shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Silvermex under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Genco.

Enurement and Assignment

8.12 This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by either party hereto without the prior written consent of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GENCO RESOURCES LTD.		SILVERMEX RESOURCES LTD.

Per:	“James R. Anderson”	Per:	“Duane Nelson”
	Authorized Signatory		Authorized Signatory

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

PART 1

DEFINITIONS AND INTERPRETATION

Definitions

1.1 In this Plan of Arrangement:

(a) “Arrangement” means an arrangement pursuant to Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement made hereto in accordance herewith and the Arrangement Agreement or made at the direction of the Court in the Final Order;

(b) “Arrangement Agreement” means the arrangement agreement dated as of September 20, 2010, between Genco and Silvermex, including the schedules attached thereto, as the same may be amended, amended and restated, or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(c) “BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(d) “Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(e) “Code” means the United States Internal Revenue Code of 1986, as amended;

(f) “Court” means the Supreme Court of British Columbia;

(g) “Genco Common Shares” means common shares in the capital of Genco;

(h) “Genco Share Split” means the subdivision of all of the issued and outstanding Genco Common Shares on the basis of which every one Pre-Split Genco Shares will be exchanged for 1.1 Post-Split Genco Share;

(i) “Genco Share Option Plan” means the amended share option plan of Genco as approved by Genco Shareholders on June 26, 2008;

(j) “Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Silvermex Common Shares under the Arrangement;

(k) “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Part 4;

(l) “Dissenting Shareholder” means a registered Silvermex Shareholder that validly exercises his, her or its right to dissent with respect to the Arrangement in accordance with Part 4;

(m) “Effective Date” means the third Business Day after the conditions precedent to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, or on such other date as may be agreed to by the parties hereto;

(n) “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or at such other time on the Effective Date as may be agreed to by the parties hereto;

(o) “Exchange Ratio” has the meaning given to it in Section 3.1(a);

(p) “Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 291 of the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(q) “Interim Order” means the interim order of the Court pursuant to subsection 291 of the BCBCA, as such order may be amended, made in connection with the Silvermex Meeting and the Arrangement;

(r) “Letter of Transmittal” means the letter of transmittal to be sent by Silvermex to the Silvermex Shareholders providing for the delivery of certificates representing their Silvermex Common Shares to the Depositary;

(s) “Lien” means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other right of third parties;

(t) “Plan of Arrangement” means this plan of arrangement as amended and supplemented from time to time in accordance herewith, the Arrangement Agreement and any order of the Court;

(u) “Pre-Split Genco Shares” means the Genco Common Shares prior to the Genco Share Split;

(v) “Post-Split Genco Shares” means the Genco Common Shares after giving effect to the Genco Share Split;

(w) “Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA;

(x) “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(y) “Silvermex Meeting” means the special meeting, including any adjournments or postponements thereof, of the Silvermex Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(z) “Silvermex Options” means options to purchase Silvermex Common Shares;

(aa) “Silvermex Shareholder” means, at any time, a registered holder of Silvermex Common Shares;

(bb) “Silvermex Securityholders” means, collectively, Silvermex Shareholders and holders of Silvermex Options; and

(cc) “Silvermex Common Shares” means the common shares in the capital of Silvermex.

Headings and References

1.2 The division of this Plan of Arrangement into Parts and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to sections are to sections of this Plan of Arrangement.

Number, etc.

1.3 Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa.

Date of any Action

1.4 In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

Statutory References

1.5 Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

PART 2

ARRANGEMENT AGREEMENT

Arrangement Agreement

2.1 This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement and will become effective on the Effective Date and will be binding upon Genco, Silvermex and the Silvermex Securityholders.

PART 3

THE ARRANGEMENT

The Arrangement

3.1 At the Effective Time, the following will occur and will be deemed to occur in the following sequence without any further authorization, act or formality by Genco, Silvermex or any other person:

(a) each of the issued and outstanding Silvermex Common Shares, other than those held by Dissenting Shareholders, will be deemed to be acquired by Genco, free and clear of any Liens, in exchange for 0.90909 Pre-Split Genco Shares, if the Genco Share Split has not occurred, or one Genco Common Share, if the Genco Share Split has occurred, (the “Exchange Ratio”), provided that the aggregate number of Genco Common Shares payable to any Silvermex Shareholder, if calculated to include a fraction of a Genco Common Share, will be rounded to the nearest whole Genco Common Share;

(b) each Silvermex Shareholder will be deemed to have transferred such Silvermex Common Shares held by him to Genco and Genco will be deemed to have issued Genco Common Shares in exchange therefor;

(c) each Silvermex Shareholder will cease to be a holder of Silvermex Common Shares and the name of each Silvermex Shareholder will be removed from the central securities register of Silvermex as of the Effective Date;

(d) the certificate representing each Silvermex Common Share will be deemed to have been cancelled as of the Effective Date;

(e) each Silvermex Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement;

(f) Genco will be and will be deemed to be the transferee of all Silvermex Common Shares, free and clear of any Liens, and will be entered in the central securities register of Silvermex as the holder of such Silvermex Common Shares as of the Effective Date; and

(g) each outstanding Silvermex Option (which will be governed by the terms of the Genco Share Option Plan) will be deemed exercisable for Genco Common Shares, such that: (i) on exercise of each Silvermex Option, the holder will be entitled to acquire, and will accept in lieu of the number of Silvermex Common Shares to which such holder was entitled immediately before the Effective Date, the number of Genco Common Shares equal to the product of (A) the number of Silvermex Common Shares subject to the Silvermex Option immediately before the Effective Date multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Genco Common Share, then the number of Genco Common Shares otherwise issued on exercise of the Silvermex Option will be rounded to the nearest whole number of Genco Common Shares; and (ii) each such Silvermex Option will have an exercise price per Genco Common Share, denominated in the same currency as applicable to the Silvermex Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (C) the exercise price per Silvermex Common Share subject to such Silvermex Option immediately before the Effective Date divided by (D) the Exchange Ratio.

Acquisition of Common Shares of Dissenting Holders

3.2 At the Effective Time, the Silvermex Common Shares owned by each Dissenting Shareholder will be, and will be deemed to be, transferred to Silvermex for cancellation and cancelled contemporaneously with the acquisition by Genco of Silvermex Common Shares pursuant to Section 3.1 and such Dissenting Shareholders will thereupon have no rights or entitlements with respect to those Silvermex Common Shares except the right to be paid the fair value for their Silvermex Common Shares by Silvermex in accordance with Part 4 below.

PART 4

RIGHTS OF DISSENT

Grant of Rights of Dissent

4.1 Notwithstanding Section 3.1, pursuant to the Interim Order, each Silvermex Shareholder is permitted to exercise rights of dissent (the “Dissent Rights”) under Division 2 of Part 8 of the BCBCA in respect of the Arrangement as modified by this Part 4, as the same may be modified by the Interim Order or the Final Order. Silvermex Shareholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value by Genco for the Silvermex Common Shares in respect of which they have validly exercised Dissent Rights will be deemed to have irrevocably transferred such Silvermex Common Shares to Genco (free and clear of any Liens) pursuant to Section 3.2 as of the Effective Time; or

(b) are ultimately not entitled, for any reason, to be paid fair value by Genco for the Silvermex Common Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the basis set forth in Section 3.1(a) on the same basis as Silvermex Shareholders who did not exercise Dissent Rights and will be deemed to have irrevocably transferred such Silvermex Common Shares to Genco (free and clear of any Liens) pursuant to Section 3.1(a) as of the Effective Time;

but in no case will Silvermex or Genco or any other person, including the Depositary, be required to recognize any Dissenting Shareholder as a holder of Silvermex Common Shares after the Effective Time, and the name of each Dissenting Shareholder will be removed from the central securities register of Silvermex at the Effective Time.

PART 5

GENCO CERTIFICATES

Letter of Transmittal

5.1	(a) Silvermex will cause the Letter of Transmittal to be sent to each Silvermex Shareholder prior to the Silvermex Meeting.

(b) Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

Right to Genco Common Shares

5.2

(a) Genco will, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Silvermex Common Shares or other documentation as provided in the Letter of Transmittal, cause the Depositary to:

(i) forward or cause to be forwarded by first class mail (postage prepaid) to the former Silvermex Shareholder at the address specified in the Letter of Transmittal; or

(ii) if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the former Silvermex Shareholder; or

(iii) if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the former Silvermex Shareholder at the address of such holder as shown on the share register maintained by or on behalf of Silvermex, certificates representing the number of Genco Common Shares issuable to such former Silvermex Shareholder as determined in accordance with the provisions hereof.

(b) Each former Silvermex Shareholder entitled in accordance with Section 3.1 to receive Genco Common Shares will be deemed to be the registered holder for all purposes as of the Effective Date of the number of Genco Common Shares to which such former Silvermex Shareholder is entitled. All dividends paid or other distributions made on or after the Effective Date on or in respect of any Genco Common Shares which a former Silvermex Shareholder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such former Silvermex Shareholder in accordance with Section 5.2(a), will be paid or made to such former Silvermex Shareholder when such certificate is delivered to such person in accordance with Section 5.2(a) .

(c) Subject to Part 3, after the Effective Date, any certificate formerly representing Silvermex Common Shares will represent only the right to receive Genco Common Shares pursuant to Section 3.1 or to be paid the fair value for the Silvermex Common Shares pursuant to Section 3.2 and any dividends or other distributions to which the former Silvermex Shareholder is entitled under Section 5.2(b) and any such certificate formerly representing Silvermex Common Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 5.2(b), against Genco or Silvermex by a former Silvermex Shareholder. On such date, all Genco Common Shares to which the former holder of such certificates was entitled will be deemed to have been surrendered to Genco.

Illegality of Delivery of Genco Common Shares

5.3 Notwithstanding the foregoing, if it appears to Genco that it would be contrary to applicable law to issue Genco Common Shares pursuant to the Arrangement to a person that is not a resident of Canada, the Genco Common Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale or exercise (as applicable) by the Depositary on behalf of that person. The Genco Common Shares delivered to the Depositary will be pooled and sold or exercised as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary will not be obligated to seek or obtain a minimum price for any of the Genco Common Shares sold or exercised by it. Each such person will receive a pro rata share of the cash proceeds from the sale or exercise of the Genco Common Shares sold or exercised by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale or exercise and any amount withheld in respect of Canadian taxes) in lieu of the Genco Common Shares. The net proceeds will be remitted in the same manner as set forth in this Part 5. None of Silvermex, Genco or the Depositary will be liable for any loss arising out of any such sales or exercise.

Withholding Rights

5.4 Silvermex, Genco and the Depositary will be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Silvermex Shareholder such amounts as Silvermex, Genco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Silvermex Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Lost Certificates

5.5 If any certificate which prior to the Effective Date represented outstanding Silvermex Common Shares which were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Genco Common Shares deliverable in respect thereof as determined in accordance with Section 3.1. When seeking such certificate in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Genco Common Share are to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to Genco and its transfer agent, in such sum as Genco may direct or otherwise indemnify Genco and its transfer agent in a manner satisfactory to Genco and its transfer agent against any claim that may be made against Genco or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

Paramountcy

5.6 From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Silvermex Common Shares and Silvermex Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Silvermex Common Shares and Silvermex Options and Silvermex, Genco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Silvermex Common Shares or Silvermex Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

PART 6

AMENDMENT

Amendment of Plan of Arrangement

6.1

(a) Silvermex and Genco reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be approved or agreed to in writing by Silvermex and Genco and contained in a written document which is filed with the Court and, if made following the Silvermex Meeting, approved by the Court and communicated to Silvermex Shareholders in the manner required by the Court (if so required).

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Silvermex and Genco, jointly, at any time prior to or at the Silvermex Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Silvermex Meeting, will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Silvermex Meeting will be effective only if it is consented to in writing by Silvermex and Genco (acting reasonably) and, if required by the Court or applicable Law, by the Silvermex Shareholders in the manner directed by the Court.

(d) This Plan of Arrangement may be withdrawn prior to the Effective Date in accordance with the terms of the Arrangement Agreement.

(e) Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Date except in accordance with the terms of the Arrangement Agreement.

6.2 This Plan of Arrangement may be terminated or withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

PART 7

FURTHER ASSURANCES

7.1 Notwithstanding that the transactions set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement pursuant to Division 5 of Part 9 of the BCBCA, without any further act or formality by Silvermex, Genco or any other person, each of Silvermex and Genco will make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

“RESOLVED, AS A SPECIAL RESOLUTION, that:

1.

The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Silvermex Resources Ltd. (“Silvermex”) and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix <> to the Management Information Circular of Silvermex dated [<>], 2010, and all transactions contemplated thereby, is hereby authorized, approved and adopted.

2.

The arrangement agreement (the “Arrangement Agreement”) made the 20th day of September, 2010 between Silvermex and Genco Resources Ltd., with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, is hereby confirmed, ratified, authorized and approved.

3.

Notwithstanding that this resolution may be duly passed by the shareholders of Silvermex in accordance with the interim order of the Supreme Court of British Columbia (the “Court”), or that the Arrangement has received the approval of the Court, the board of directors of Silvermex be authorized and empowered, at any time prior to the Arrangement becoming effective, without further notice to or approval of the shareholders of Silvermex or other interested or affected parties to (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement or otherwise give effect to these resolutions.

4.

Any one director or officer of Silvermex is hereby authorized for and on behalf of Silvermex to execute, with or without the corporate seal, and deliver all the documents and instruments and do all other things in the opinion of such director or officer may be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of such action.